FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 23, 2018

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS plc Results

Presentation of information

In this document, and unless specified otherwise, the terms 'the Royal Bank', 'RBS plc' or 'the Bank' mean The Royal Bank of Scotland plc, the 'Group' means the Bank and its subsidiaries, 'RBSG' or the 'holding company' mean The Royal Bank of Scotland Group plc', 'RBS Group' means the holding company and its subsidiaries, and 'NatWest' means National Westminster Bank Plc.

RBS Group ring-fencing
The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is the RBS Group's intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets will be a separate non ring-fenced bank, and RBSI Holdings will also be placed outside the ring-fence, both as direct subsidiaries of RBS Group.

The impact of these changes on the Group will be significant in 2018, including the transfer of the business due to be within the ring-fence to NatWest Holdings and its subsidiaries.  In Q2 2018 once these transfers have been completed the Bank will be renamed NatWest Markets Plc, from which point the principal activity will be the continuation of the RBS Group's trading and investment banking activities.

For details on the future capital, funding and liquidity requirements of the Group see pages 14 to 17 of the Capital and risk management section in the 2017 Annual Report and Accounts..

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

Ring-fencing structure and actions
On 1 January 2017 the RBS Group made a number of key changes to the legal entity structure as detailed below to support the move towards a ring-fenced structure. There are also plans to make further changes prior to 1 January 2019.

On 21 November 2017, The Royal Bank of Scotland plc (RBS plc) applied to the Court of Session in Edinburgh (the Court) to initiate a "Ring-Fencing Transfer Scheme" (RFTS) under the Financial Services and Markets Act 2000, including:

●	Transfer the UK retail and Commercial banking business to Adam & Company PLC (Adam);
●	Transfer the covered bonds in issue and Mentor business to NatWest; and
●	Transfer branches and other properties to either NatWest or Adam.

The RFTS is expected to take effect over the weekend of 28-30 April 2018. At the same time, RBS plc will be renamed "NatWest Markets Plc", Adam will be renamed "The Royal Bank of Scotland plc" and assume banknote-issuing responsibility.

May 2018
In May 2018, the RBS Group intends to commence, in the Court of Session, a second RFTS to transfer certain derivatives from NatWest to NatWest Markets Plc (previously RBS plc). If approved by the Court, the transfers are expected to be implemented in August 2018.

July 2018
In July 2018, the RBS Group plans to restructure NatWest Markets Plc (previously RBS plc) capital structure via a Court approved capital reduction. As part of this restructure, the shares in NatWest Holdings, which owns the ring-fenced sub-group, will be distributed to RBSG. This will separate the ring-fenced sub-group from the non-ring-fenced entities, as required by the ring-fencing legislation.

January 2019
Once the RFTS, other restructuring and the ring-fencing legislation is in force:

Ring-fenced activities
●	RBS plc (previously Adam) will manage the RBS branded banking business in its UK branch network;
●	NatWest will continue to manage NatWest branded banking business and its branch network in the UK and Western Europe;
●	NatWest will operate as the shared service provider to the rest of the group and will act as the market-facing arm for the ring-fenced banking group's payments and hedging activities;
●	Adam will continue to be a trading name of RBS plc (previously Adam) and will continue to operate its private banking and wealth management activities;
●	Coutts & Company will continue its private banking and wealth management activities; and
●	Ulster Bank Limited and Ulster Bank Ireland DAC will continue to operate in Northern Ireland and the Republic of Ireland respectively.

Non-ring-fenced activities
●	NatWest Markets Plc will continue to undertake RBS's trading and investment banking activities; and
●
RBS International Limited (RBSI), along with Isle of Man Bank, will continue to serve the markets and customers today. In addition, RBSI becomes the focal point for funds banking activity through its recently opened London branch.

Presentation of information

Segmental reporting
The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed. For full details, see the Report of the directors.

Reportable operating segments
Following the Q4 2017 changes, the reportable operating segments are as below. For full business descriptions, see Report of directors and Note 11.

●	NatWest Markets,
●	Central items & other

Disposal groups and discontinued operations
NatWest Holdings Limited (NatWest Holdings)
The transfer of the Group's Personal & Business Banking (PBB) (including the former Williams & Glyn segment), Commercial & Private Banking (CPB) and certain parts of Central items and NatWest Markets, due to be included in the ring-fenced bank, to subsidiaries of NatWest Holdings, is planned for Q2 2018. It will be followed by a transfer of NatWest Holdings to RBSG. Accordingly, all of the activities to be undertaken by NatWest Holdings and its subsidiaries are classified as disposal groups as at 31 December 2017 and presented as discontinued operations, with comparatives re-presented. UK Personal and Business Banking, Ulster Bank RoI, Commercial Banking and Private Banking are no longer reportable segments

RBS International
The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings), which was mainly reported in the RBS International reporting segment, was sold to RBSG on 1 January 2017 in preparation for ring-fencing. RBSI Holdings was classified as a disposal group as at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. RBS International is no longer a reportable segment

Financial review

2017 Highlights and key developments
The Group reported an operating loss before tax of £1,396 million, compared with £4,372 million in 2016, primarily driven by a decrease in operating expenses which included a £664 million (2016 - £3,391 million) provision in relation to various investigations and litigation matters relating to the issuance of residential mortgage-backed securities (RMBS).

Loss attributable to shareholders of £49 million compared with a loss of £4,790 million in 2016, reflecting a tax credit of £160 million (2016 - £229 million tax charge). Profit from discontinued operations increased to £1,192 million, compared with a loss of £162 million in 2016.

Discontinued operations includes the results of the activities to be undertaken by NatWest Holdings and its subsidiaries due to be transferred to RBSG in Q2 2018 and RBS International Holdings (RBSI holdings) which was sold to RBSG in January 2017.

Term Funding Scheme
The Group has received £19 billion of funding under the Bank of England's Term Funding Scheme (£5 billion drawn in 2016, £14 billion in 2017) as at 31 December 2017. The participation of the scheme is split between NatWest Plc (£17 billion) and RBS plc (£2 billion).

Net Interest Income
Net interest income was £48 million compared with £97 million in 2016, principally driven by a decrease in NatWest Markets, partially offset by a reduction in losses in Central items mainly in relation to a reduction in debt securities in issue.

Non-interest income
Non-interest income decreased by £107 million to £863 million compared with £970 million in 2016. Net fees and commissions decreased to £7 million compared with £48 million in 2016.

Income from trading activities decreased by £230 million to £737 million compared with £967 million in 2016, primarily reflecting own credit adjustments on held-for-trading liabilities which were a loss of £70 million in 2017 compared with a gain of £143 million 2016.

Other operating income increased to £119 million (2016 - £7 million), reflecting a profit on the sale of subsidiaries of £81 million, compared with a loss of £81 million in 2016. There were no own credit adjustments on designated at fair value liabilities were compared with £39 million in 2016, following the early adoption of IFRS 9 on 1 January 2017. These adjustments are now reflected in the Statement of comprehensive income.

Operating expenses
Operating expenses decreased by £3,183 million to £2,386 million, compared with £5,569 million in 2016.

The increases in staff costs of £498 million, to £894 million, from £396 million in 2016, and in premises and equipment costs of £123 million to £152 million from £29 million in 2016, was primarily due to restructuring costs and the transfer of Services staff and assets to NatWest Markets in preparation for ring-fencing legislation with offsetting movements in other costs.

Litigation and conduct costs included a £664 million provision in relation to various investigations and litigation matters relating to the issuance of RMBS compared with £3,391 million in 2016. Restructuring costs were £307 million (2016 - £77 million) relating to the restructure of the NatWest Markets business including the run-down of the legacy business.

Tax
The tax credit of £160 million for the year (2016 - £229 million charge) reflects the impact of the banking surcharge, non-deductible bank levy and conduct charges for which no tax relief has been recognised, a reduction in the carrying value and impact of UK tax rate changes on deferred tax balances. These factors have been offset partially by the release of tax provisions that reflect the reduction of exposures in countries where the Group is ceasing operations.

Impairments
Impairment releases were £79 million compared with £130 million in 2016 and mainly comprised releases relating to the legacy business.

Discontinued operations
Profit from discontinued operations increased to £1,192 million, compared with a loss of £162 million in 2016. This includes the results of all of the activities to be undertaken by NatWest Holdings and its subsidiaries, due to be transferred to RBSG in Q2 2018 and RBS International Holdings (RBSI Holdings) which was sold to RBSG in January 2017. The components of profit from discontinued operations are set out in Note 8.

Total income decreased £981 million to £10,350 million compared to £11,331 million in 2016, this included: an increase in personal and business banking, driven by deposit re-pricing; offset by the absence of contribution from RBSI Holdings once no longer part of the Group (2016 contribution - £275 million); IFRS volatility losses in Treasury reflecting movements in interest rate expectations; and a £789 million loss on the redemption of own debt which was issued to RBSG.

Financial review

Operating expenses reduced from £9,887 million to £7,729 million, mainly driven by a reduction in restructuring costs and litigation and conduct costs, where income statement charges in relation to the Group's State Aid obligations were £50 million in 2017, compared with £750 million in 2016 and income statement charges in relation to PPI were £175 million in 2017, compared with £601 million in 2016. There was also a reduction of c £600 million in staff costs reflecting cost saving initiatives.

Capital and leverage ratios
Capital resources, RWAs and leverage based on the relevant local regulatory capital transitional arrangements for the significant legal entities within the Group are set out below.

	31 December 2017			31 December 2016
Risk asset ratios	RBS plc	NatWest	UBI DAC	RBS plc	NatWest	UBI DAC
	%	%	%	%	%	%
CET1	14.7	23.5	31.2	13.1	16.1	29.0
Tier 1	16.1	23.5	31.2	14.1	16.1	29.0
Total	18.7	30.9	33.8	19.1	23.3	31.9

Capital	£m	£m	£m	£m	£m	£m
CET1	20,169	13,301	5,481	23,333	10,393	5,224
Tier 1	21,966	13,301	5,481	25,292	10,393	5,224
Total	25,600	17,536	5,941	34,151	15,016	5,746

Risk-weighted assets	£m	£m	£m	£m	£m	£m
Credit risk
- non-counterparty	94,259	48,575	16,079	127,019	56,066	16,263
- counterparty	13,691	266	321	21,214	473	505
Market risk	15,809	136	68	15,698	676	12
Operational risk	13,052	7,724	1,101	14,862	7,209	1,215
Total RWAs	136,811	56,701	17,569	178,793	64,424	17,995

Leverage
Tier 1 capital (£m)	21,966	13,301	5,481	25,292	10,393	5,224
Leverage exposure (£m)	390,055	213,474	27,857	447,238	169,586	27,337
Leverage ratio (%)	5.6	6.2	19.7	5.7	6.1	19.1

Note:
(1) UBI DAC refers to Ulster Bank Ireland DAC.

Key points
RBS plc
●	The CET1 ratio increased by 160 basis points to 14.7% partly benefitting from underlying RWA reduction in NatWest Markets and commercial business.
●
The impact of the annual phasing in of the CRR end-point rules relating to significant investments was a reduction of 90 basis points in the CET 1 ratio. However, this was partially offset by the ring-fencing related transfers that took place on 1 January 2017. RBSI became a subsidiary of RBSG plc and Lombard and Invoice Finance subsidiaries were transferred to NatWest.

●
RWAs decreased by £42.0 billion to £136.8 billion, mainly as a result of the CRR phase-in relating to significant investments which reduced standardised credit risk RWAs by £20.1 billion. The remainder of the movement is driven by the reductions in NatWest Markets and commercial business.

●	The leverage ratio on a PRA transitional basis decreased to 5.6% as a result of the reduction in capital in the period.

NatWest
●
The CET1 ratio increased from 16.1% to 23.5%, mainly due to the reduction in significant investments following ring-fencing related transfers. UBI DAC was transferred to NatWest Holdings Limited on 1 January 2017.

●	RWAs decreased by £7.7 billion, mainly as a result of phasing-in of CRR end-point rules relating to significant investments.
●
The leverage ratio on a PRA transitional basis improved from 6.1% to 6.2%. Whilst the exposure has increased due to higher central bank balances and mortgage growth, the impact of ring-fencing related transfers on CET1 capital has offset this.

UBI DAC
●	The CET1 ratio increased to 31.2% reflecting higher capital and lower RWAs. UBICDAC paid a dividend of €1.5 billion to its parent company in January 2018, this will reduce its CET 1 ratio to 23.6%.
●	RWAs decreased by £0.4 billion mainly due to lower exposures.
●	The leverage ratio increased due to higher capital

Financial review

Commentary on consolidated balance sheet
2017 compared with 2016
Total assets of £726.2 billion as at 31 December 2017 were down £71.6 billion, 9.0%, compared with 31 December 2016. Funded assets which exclude derivatives increased by £16.9 billion, 3.1%, to £567.0 billion compared with £550.1 billion at 31 December 2016.

Assets and liabilities of disposal groups increased by £455.5 billion and £409.4 billion, to £463.9 billion and £432.8 billion respectively. The business to be undertaken by NatWest Holdings and its subsidiaries due to be transferred to RBSG in Q2 2018 are included as at 31 December 2017. The RBSI business transferred to RBSG on 1 January 2017 is included as at 31 December 2016. The majority of the year-on-year movement in individual balance sheet lines have been materially impacted by the transfer of these businesses so the following commentary is primarily limited to the nature of the remaining balance at 31 December 2017. Refer to page 14 and Note 8 for further details.

Movements in the fair value of derivative assets, down £88.5 billion, 35.7%, to £159.3 billion, and liabilities down, £84.2 billion, 35.5%, to £153.3 billion, mainly reflect maturities, derivative mitigation activities, and buyouts in the NatWest Markets legacy business together with mark-to-market movement as US dollar weakened against the Euro and Sterling and interest rate yields widened during the year.

Loans and advances to customers were £49.4 billion. Third party loans excluding reverse repurchase agreements were £22.6 billion, mainly relating to NatWest Markets and includes derivative cash collateral. Reverse repurchase agreements, mainly in NatWest Markets were £26.7 billion.

Settlement balance assets were down £3.0 billion, 54.8% to £2.5 billion and liabilities were down £0.8 billion, 22.6% to £2.8 billion reflecting lower trading volumes in NatWest Markets in the run up to year end.

Deposits by banks were £17.1 billion and included derivative cash collateral. Within this bank deposits were down £25.4 billion, 66.0% to £13.1 billion and repurchase agreements and stock borrowing increased by £1.9 billion, 90.3%, to £4.0 billion.

Debt securities in issue of £12.4 billion included the
issuance in the year of £3.6 billion sterling equivalent MREL eligible securities

Owner's equity decreased by £0.6 billion, 1.5%, to £35.2 billion, primarily driven by the attributable loss for the year more than offset by cash flow hedge losses.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2017.

The directors confirm that to the best of their knowledge:

●
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Bank and the undertakings included in the consolidation taken as a whole; and

●
the Strategic Report and Directors' report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the Bank and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

22 February 2018

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Yasmin Jetha Brendan Nelson Sheila Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Consolidated income statement for the year ended 31 December 2017

	2017	2016	2015
	£m	£m	£m
Interest receivable	270	336	886
Interest payable	(222)	(239)	(707)
Net interest income	48	97	179
Fees and commissions receivable	282	310	653
Fees and commissions payable	(275)	(262)	(254)
Income from trading activities	737	967	1,061
Loss on redemption of own debt	-	(52)	(263)
Other operating income	119	7	(72)
Non-interest income	863	970	1,125
Total income	911	1,067	1,304
Staff costs	(894)	(396)	(964)
Premises and equipment	(152)	(29)	(81)
Other administrative expenses	(1,389)	(5,142)	(5,475)
Depreciation and amortisation	49	(2)	(18)
Operating expenses	(2,386)	(5,569)	(6,538)
Loss before impairment releases	(1,475)	(4,502)	(5,234)
Impairment releases	79	130	153
Operating loss before tax	(1,396)	(4,372)	(5,081)
Tax credit/(charge)	160	(229)	458
Loss from continuing operations	(1,236)	(4,601)	(4,623)
Profit/(loss) from discontinued operations, net of tax	1,192	(162)	3,037
Loss for the year	(44)	(4,763)	(1,586)

Attributable to:
Non-controlling interests	5	4	320
Preference shareholders	-	23	44
Ordinary shareholders	(49)	(4,790)	(1,950)
	(44)	(4,763)	(1,586)

Consolidated statement of comprehensive income for the year ended 31 December 2017

	2017	2016	2015
	£m	£m	£m
Loss for the year	(44)	(4,763)	(1,586)
Items that do not qualify for reclassification
Gain/(loss) on remeasurement of retirement benefit schemes	63	(1,041)	(73)
Loss on fair value of credit in financial liabilities designated at fair value
through profit or loss due to own credit risk	(68)	-	-
Tax	(20)	288	306
	(25)	(753)	233
Items that do qualify for reclassification
Available-for-sale financial assets	24	(98)	13
Cash flow hedges	(864)	577	(740)
Currency translation	134	764	(1,123)
Tax	209	(87)	136
	(497)	1,156	(1,714)
Other comprehensive (loss)/income after tax	(522)	403	(1,481)
Total comprehensive loss for the year	(566)	(4,360)	(3,067)

Attributable to:
Non-controlling interests	-	7	315
Preference shareholders	-	23	44
Ordinary shareholders	(566)	(4,390)	(3,426)
	(566)	(4,360)	(3,067)

Note:
(1)    A profit of £1,188 million (2016 - loss £166 million; 2015 - profit £2,714 million) from discontinued operations was attributable to ordinary and equity preference shareholders.

Balance sheet as at 31 December 2017

	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Assets
Cash and balances at central banks	153	73,813	93	70,615
Amounts due from subsidiaries	201	1,037	3,090	18,152
Other loans and advances to banks	19,061	29,458	15,724	20,866
Loans and advances to banks	19,262	30,495	18,814	39,018
Amounts due from holding company and fellow subsidiaries	-	1,116	2,632	27,122
Other loans and advances to customers	49,374	343,839	43,026	133,069
Loans and advances to customers	49,374	344,955	45,658	160,191
Debt securities subject to repurchase agreements	7,538	18,107	7,538	15,206
Other debt securities	23,001	53,545	19,796	52,463
Debt securities	30,539	71,652	27,334	67,669
Equity shares	87	445	50	298
Investments in Group undertakings	-	-	496	35,169
Settlement balances	2,512	5,557	1,640	4,707
Amounts due from holding company and fellow subsidiaries	362	1,306	3,687	6,144
Other derivatives	158,916	246,438	158,318	245,332
Derivatives	159,278	247,744	162,005	251,476
Intangible assets	-	6,165	-	521
Property, plant and equipment	159	4,536	5	1,523
Deferred tax	166	1,798	165	272
Prepayments, accrued income and other assets	829	2,288	591	1,563
Assets of disposal groups	463,878	8,366	269,038	591
Total assets	726,237	797,814	525,889	633,613

Liabilities
Amounts due to subsidiaries	79	2,117	2,961	107,177
Other deposits by banks	17,014	38,436	15,343	32,111
Deposits by banks	17,093	40,553	18,304	139,288
Amounts due to holding company and fellow subsidiaries	6	18,528	11,982	31,664
Other customers accounts	39,097	357,537	25,115	110,554
Customer accounts	39,103	376,065	37,097	142,218
Debt securities in issue	12,362	20,362	12,362	18,881
Settlement balances	2,818	3,641	1,411	2,774
Short positions	28,527	22,076	26,207	17,590
Amounts due to holding company and fellow subsidiaries	486	1,228	2,466	5,036
Other derivatives	152,844	236,349	152,632	235,862
Derivatives	153,330	237,577	155,098	240,898
Provisions for liabilities and charges	3,979	11,840	2,230	4,884
Accruals and other liabilities	805	6,450	531	3,334
Deferred tax	128	525	100	-
Amounts due to holding company	-	11,212	-	11,212
Other subordinated liabilities	-	8,303	-	6,658
Subordinated liabilities	-	19,515	-	17,870
Liabilities of disposal groups	432,832	23,391	228,027	-
Total liabilities	690,977	761,995	481,367	587,737

Non-controlling interests	57	62	-	-
Owners' equity	35,203	35,757	44,522	45,876
Total equity	35,260	35,819	44,522	45,876

Total liabilities and equity	726,237	797,814	525,889	633,613

Statement of changes in equity for the year ended 31 December 2017

	Group			Bank
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	6,609	6,609	6,609	6,609	6,609	6,609

Share premium account
At 1 January and 31 December	26,807	26,807	26,807	26,807	26,807	26,807

Merger reserve
At 1 January	10,881	10,865	10,834	-	(16)	(47)
Unwind of merger reserve	-	16	31	-	16	31
At 31 December	10,881	10,881	10,865	-	-	(16)

Available-for-sale reserve
At 1 January	291	366	400	249	297	252
Unrealised gains	200	261	88	213	267	121
Realised gains	(176)	(359)	(70)	(161)	(328)	(44)
Tax	(15)	23	(18)	(21)	13	(32)
Recycled to profit or loss on ceding control of Citizens (1)	-	-	9	-	-	-
Transfer to retained earnings	-	-	(43)	-	-	-
At 31 December	300	291	366	280	249	297

Cash flow hedging reserve
At 1 January	842	423	1,026	261	286	755
Amount recognised in equity	(120)	1,626	668	(61)	643	398
Amount transferred from equity to earnings	(744)	(1,049)	(1,350)	(363)	(683)	(944)
Tax	227	(158)	106	114	15	77
Recycled to profit or loss on ceding control of Citizens (2)	-	-	(36)	-	-	-
Transfer to retained earnings	-	-	9	-	-	-
At 31 December	205	842	423	(49)	261	286

Foreign exchange reserve
At 1 January	817	8	1,762	(282)	(192)	(246)
Retranslation of net assets	145	1,082	(79)	(69)	(41)	30
Foreign currency (losses)/gains on hedges of net assets	(25)	(276)	(74)	36	(49)	24
Tax	(3)	48	11	-	-	-
Recycled to profit or loss on disposal of businesses	19	(45)	4	11	-	-
Recycled to profit or loss on ceding of control Citizens (3)	-	-	(974)	-	-	-
Transfer to retained earnings	-	-	(642)	-	-	-
At 31 December	953	817	8	(304)	(282)	(192)

For notes to these tables refer to the following page

Statement of changes in equity for the year ended 31 December 2017

	Group			Bank
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
Retained earnings
At 1 January	(10,490)	(3,225)	(2,135)	12,232	17,386	18,423
(Loss)/profit attributable to ordinary and equity preference shareholders
- continuing operations	(1,237)	(4,601)	(4,620)	(473)	(2,920)	(2,321)
- discontinued operations	1,188	(166)	2,714	(510)	(531)	1,290
Equity preference dividends paid	-	(23)	(44)	-	(23)	(44)
Transfer from available-for-sale reserve	-	-	43	-	-	-
Transfer from cash flow hedging reserve	-	-	(9)	-	-	-
Transfer from foreign exchange reserve	-	-	642	-	-	-
Costs of placing Citizens equity	-	-	(29)	-	-	-
Gain/(loss) on remeasurement of the retirement benefit schemes
- gross	63	(1,041)	(67)	4	63	84
- tax	(38)	288	306	(36)	(21)	(20)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	(68)	-	-	(68)	-	-
- tax	18	-	-	18	-	-
Redemption of preference shares classified as debt (4)	-	(1,744)	-	-	(1,744)	-
Shares issued under employee share schemes	(5)	(10)	(58)	(5)	(10)	(58)
Share-based payments
- gross	17	32	36	17	32	36
- tax	-	-	(4)	-	-	(4)
At 31 December	(10,552)	(10,490)	(3,225)	11,179	12,232	17,386

Owners' equity at 31 December	35,203	35,757	41,853	44,522	45,876	51,177

Non-controlling interests
At 1 January	62	54	2,385	-	-	-
Currency translation adjustments and other movements	(5)	3	28	-	-	-
Profit attributable to non-controlling interests
- continuing operations	1	-	(3)	-	-	-
- discontinued operations	4	4	323	-	-	-
Dividends paid	(5)	-	(31)	-	-	-
Movements in available-for-sale securities
- unrealised gains	-	-	25	-	-	-
- tax	-	-	(5)	-	-	-
Movements in cash flow hedging reserve
- amount recognised in equity	-	-	32	-	-	-
- tax	-	-	(4)	-	-	-
Actuarial losses recognised in retirement benefit schemes	-	-	(6)	-	-	-
Equity raised (5)	-	-	2,491	-	-	-
Equity withdrawn and disposals	-	1	(24)	-	-	-
Loss of control of Citizens	-	-	(5,157)	-	-	-
At 31 December	57	62	54	-	-	-

Total equity at 31 December	35,260	35,819	41,907	44,522	45,876	51,177

Total equity is attributable to:
Non-controlling interests	57	62	54	-	-	-
Preference shareholders	-	-	1,421	-	-	1,421
Ordinary shareholders	35,203	35,757	40,432	44,522	45,876	49,756
	35,260	35,819	41,907	44,522	45,876	51,177
Notes:
(1)    2015 Net of tax - £6 million charge.
(2)    2015 Net of tax - £16 million credit.
(3)    No tax impact.
(4)    Issued by RBS plc to the holding company which were redeemed in April 2016.
(5)    Includes £2,491 million relating to the secondary offering of Citizens in March 2015.

Cash flow statement for the year ended 31 December 2017

	Group			Bank
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
Cash flows from operating activities
Operating (loss)/profit before tax from continuing operations	(1,396)	(4,372)	(5,081)	(641)	(2,721)	(2,825)
Profit/(loss) before tax from discontinued operations	2,013	783	3,678	(653)	(215)	1,374
Adjustments for non-cash items and other adjustments
included within income statement	(3,766)	(3,864)	(6,972)	1,364	(3,428)	6,171
Cash contribution to defined benefit pension schemes	(621)	(4,783)	(1,059)	(251)	(200)	(32)
Changes in operating assets and liabilities	(53,765)	19,191	10,787	73,979	9,327	992
Income taxes (paid)/received	(546)	14	(231)	(197)	335	(192)
Net cash flows from operating activities	(58,081)	6,969	1,122	(74,357)	3,098	5,488

Cash flows from investing activities
Sale and maturity of securities	11,175	7,564	6,345	11,988	7,648	17,877
Purchase of securities	(16,015)	(11,505)	(12,882)	(14,655)	(10,259)	(11,451)
Sale of property, plant and equipment	404	421	1,541	65	48	305
Purchase of property, plant and equipment	(1,123)	(902)	(761)	(187)	(508)	(338)
Net divestment of/(investment in) business interests and
intangible assets	1,912	(976)	53	712	(1,424)	(3,937)
Net cash flows from investing activities	(3,647)	(5,398)	(5,704)	(2,077)	(4,495)	2,456

Cash flows from financing activities
Proceeds of non-controlling interests issued	-	-	2,491	-	-	-
Redemption of debt preference shares	-	(1,744)	-	-	(1,744)	-
Non-controlling interests equity withdrawn and disposals	-	1	-	-	-	-
Redemption of subordinated liabilities	(9,624)	(10,556)	(2,279)	(9,431)	(10,535)	(1,894)
Dividends paid	(5)	(23)	(75)	-	(23)	(44)
Interest on subordinated liabilities	(417)	(1,210)	(1,313)	(237)	(1,157)	(1,338)
Net cash flows from financing activities	(10,046)	(13,532)	(1,176)	(9,668)	(13,459)	(3,276)
Effects of exchange rate changes on cash and cash equivalents	(570)	7,913	525	87	7,316	575

Net (decrease)/increase in cash and cash equivalents	(72,344)	(4,048)	(5,233)	(86,015)	(7,540)	5,243
Cash and cash equivalents at 1 January	98,027	102,075	107,308	99,073	106,613	101,370
Cash and cash equivalents at 31 December	25,683	98,027	102,075	13,058	99,073	106,613

Notes on the accounts

1 Basis of Preparation
The Group's consolidated financial statements should be read in conjunction with the 2017 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the year ended 31 December 2017 have been prepared on a going concern basis.

2 Discontinued operations and disposal groups
NatWest Holdings was classified as a disposal group at 31 December 2017. RBSI Holdings was classified as a disposal group at 31 December 2016 and Citizens was classified as a disposal group at 31 December 2015. They are measured at fair value less costs to sell. Note 8 contains further information.

3 Accounting Policies
Principle accounting policies
The Group's principal accounting policies are set out on pages 88 to 96 of the 2017 Annual Report and Accounts. Amendments to IFRSs effective for 2017 have not had a material effect on the Group's 2017 results.

Critical accounting policies and key sources of estimation uncertainty
The judgments and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 96 to 98 of the 2017 Annual Report and Accounts

4 Operating expenses
	2017 (3)	2016	2015
	£m	£m	£m
Wages, salaries and other staff costs	827	342	892
Social security costs	58	44	49
Share-based compensation	3	3	8
Pension costs
- defined benefit schemes	(7)	1	2
- defined contribution schemes	13	6	13
Staff costs	894	396	964

Premises and equipment	152	29	81
Other administrative expenses (1)	1,389	5,142	5,475

Property, plant and equipment depreciation and write down	(49)	2	2
Intangible assets amortisation	-	-	16
Depreciation and amortisation	(49)	2	18

	2,386	5,569	6,538

Restructuring and divestment costs
Included in operating expenses are the following restructuring and divestment costs.

	2017	2016	2015
	£m	£m	£m
Restructuring
Staff costs	226	59	372
Premises & depreciation	(26)	5	3
Other administrative expenses (2)	107	13	31
	307	77	406

Notes:
(1) Includes litigation and conduct costs. Further details are provided in Note 9.
(2) Includes other administrative expenses, write down of goodwill and other intangible assets.
(3) In prior periods, staff and premises formed part of the discontinued operation therefore are included as an allocation within other administrative expenses of the continued operation. Post resegmentation, these costs are included in continued operations as part of the respective cost headings.

Notes on the accounts

5. Pensions
As at 31 December 2017, the Main Scheme had an unrecognised surplus reflected by a ratio of assets to liabilities of c.120% under IAS 19 valuation principles. The surplus is unrecognised because the trustee's power to enhance member benefits could consume that surplus meaning that RBS does not control its ability to realise an asset. The existence of the asset, albeit unrecognised, limits RBS's exposure to changes in actuarial assumptions and investment performance. See Note 4 in the 2017 Annual Report and Accounts for further details.

6 Tax	Group
	2017	2016	2015
	£m	£m	£m
Current tax
Credit for the year	28	187	449
Over provision in respect of prior years	53	54	79
	81	241	528
Deferred tax
Credit/(charge) for the year	125	(123)	(71)
Reduction in the carrying value of deferred tax assets	(30)	(300)	-
(Under)/over provision in respect of prior year	(16)	(47)	1
Tax credit/(charge) for the year	160	(229)	458

The actual tax credit/(charge) differs from the expected tax credit/(charge) computed by applying the standard rate of UK corporation tax of 19.25% (2016 - 20.00%; 2015 - 20.25%) as follows:
	2017	2016	2015
	£m	£m	£m
Expected tax credit	269	874	1,029
Losses and temporary differences in year where no deferred tax asset recognised	(265)	(679)	(953)
Foreign profits taxed at other rates	119	329	417
UK tax rate change impact (1)	(7)	4	15
Items not allowed for tax
- losses on disposal and write-downs	(27)	(5)	(28)
- regulatory and legal actions	7	(454)	(61)
- other disallowable items	(19)	(33)	(51)
Non-taxable items	19	-	5
Losses brought forward and utilised	-	3	5
Reduction in carrying value of deferred tax asset in respect of
- UK losses	(30)	(300)	-
Banking surcharge	57	25	-
Adjustments in respect of prior years (2)	37	7	80
Actual tax credit/(charge)	160	(229)	458

Notes:
(1)       In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017 and 17% from 1 April 2020.  The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by this Act.  Deferred tax assets and liabilities at 31 December 2017 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.
(2)       Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities.

Notes on the accounts

7 Financial assets - impairments
The following tables show the movement in the provision for impairment losses on loans and advances.

	Group
	Individually	Collectively	Latent		2016
	assessed	assessed		2017
	£m	£m	£m	£m	£m
At 1 January	1,341	2,659	396	4,396	7,052
Currency translation and other adjustments	(40)	9	3	(28)	493
Transfers from fellow subsidiaries	9	-	-	9
Disposal	(5)	-	-	(5)	-
Amounts written-off	(447)	(757)	-	(1,204)	(3,665)
Recoveries of amounts previously written-off	29	127	-	156	113
Charges to income statement
- continuing operations	(57)	(2)	(16)	(75)	(123)
- discontinued operations	288	317	3	608	649
Unwind of discount (recognised in interest income)
- continuing operations	-	-	-	-	(4)
- discontinued operations	(24)	(62)	-	(86)	(108)
At 31 December (1)	1,094	2,291	386	3,771	4,407

of which
- disposal groups	976	2,273	381	3,630	11

	Bank
	Individually	Collectively	Latent		2016
	assessed	assessed		2017
	£m	£m	£m	£m	£m
At 1 January	1,011	430	117	1,558	1,572
Currency translation and other adjustments	(35)	2	-	(33)	119
Transfers from fellow subsidiaries	15	-	-	15	-
Disposals	(5)	-	-	(5)	-
Amounts written-off	(322)	(182)	--	(504)	(689)
Recoveries of amounts previously written-off	12	57	-	69	49
Charges to the income statement
- continued operations	(56)	(1)	(16)	(73)	(73)
- discontinued operations	195	42	(2)	235	615
Unwind of discount (recognised in interest income)
- continuing operations	-	-	-	-	(1)
- discontinued operations	(19)	(10)	-	(29)	(34)
At 31 December (1)	796	338	99	1,233	1,558
of which
- disposal groups	638	337	94	1,069	-

Notes:
(1)    There were no amounts relating to loans and advances to banks (2016 - nil).
(2)   The table above excludes impairments relating to securities.

	Group
Impairment releases to the income statement - continuing operations	2017	2016	2015
	£m	£m	£m
Loans and advances to customers	(75)	(123)	(146)
Loans and advances to banks	-	-	(3)
	(75)	(123)	(149)

Debt securities	-	(7)	(4)
Total	(75)	(130)	(153)

Notes on the accounts

8 Discontinued operations and assets and liabilities of disposal groups

As part of implementing the legislation following the recommendations of the Independent Commission on Banking, the transfer of the Group's Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and certain parts of Central items and NatWest Markets due to be included in the ring-fenced bank, to subsidiaries of NatWest Holdings, is planned for Q2 2018. It will be followed by a transfer of NatWest Holdings to RBSG. Accordingly, all of the activities to be undertaken by NatWest Holdings and its subsidiaries are classified as disposal groups at 31 December 2017 and presented as discontinued operations, with comparatives re-presented.

On 1 January 2017 The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) was sold to The Royal Bank of Scotland Group plc, the immediate parent of the Group.  Accordingly, RBSI Holdings was classified as a disposal group at 31 December 2016 and presented as a discontinued operation.

The Group sold the final tranche of its interest in Citizens Financial Group, Inc. (Citizens) in October 2015.  Consequently, Citizens was classified as a disposal group at 31 December 2014 and presented as a discontinued operation until October 2015. From 3 August 2015, until the final tranche was sold in October 2015, Citizens was an associated undertaking. The gain on disposal in 2015 comprised £249 million on the derecognition of assets and liabilities, and £1,001 million in respect of reserves reclassified in accordance with IFRS.

(a) Profit/(loss) from discontinued operations, net of tax

	Group			Bank
NatWest Holdings (1)	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
Interest income	10,528	10,658	10,677	4,130	4,657	5,078
Interest expense	(2,131)	(2,467)	(2,574)	(1,808)	(2,522)	(2,579)
Net interest income	8,397	8,191	8,103	2,322	2,135	2,499
Other income	1,953	2,865	2,532	2,072	4,290	3,402
Total income	10,350	11,056	10,635	4,394	6,425	5,901
Operating expenses	(7,729)	(9,757)	(9,473)	(4,812)	(6,021)	(4,529)
Profit/(loss) before impairment losses	2,621	1,299	1,162	(418)	404	1,372
Impairment (losses)/releases	(608)	(659)	685	(235)	(619)	2
Operating profit/(loss) before tax	2,013	640	1,847	(653)	(215)	1,374
Tax (charge)/credit	(821)	(919)	(406)	143	(316)	(84)
Profit/(loss) from discontinued operations, net of tax	1,192	(279)	1,441	(510)	(531)	1,290

RBSI Holdings, Citizens and other (2)	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
Total income	-	275	3,246	-	-	-
Operating expenses	-	(130)	(1,311)	-	-	-
Profit before impairment losses	-	145	1,935	-	-	-
Impairment losses	-	(2)	(104)	-	-	-
Operating profit before tax	-	143	1,831	-	-	-
Tax charge	-	(26)	(235)	-	-	-
Profit from discontinued operations, net of tax	-	117	1,596	-	-	-

Note:
(1) Other comprehensive loss from discontinued operations for the year ended 31 December 2017 was £270 million (2016 - loss £325 million; 2015 - loss £1,697 million).
(2) 2016 profit from discontinued operations relates to RBSI Holdings (2015 - £58 million RBSI Holdings, £1,538 million Citizens).

(b) Cash flows attributable to discontinued operations
Included within the Group's cash flows are the following amounts attributable to discontinued operations.
	2017	2016	2015
	£m	£m	£m
Net cash flows from operating activities	30,520	10,597	21,503
Net cash flows from investing activities	(4,745)	(3,764)	(5,479)
Net cash flows from financing activities	(10,046)	(11,789)	(3,667)
Net increase/(decrease) in cash and cash equivalents	16,550	(171)	13,108

Notes on the accounts

(c) Assets and liabilities of disposal groups
	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Assets
Cash and balances at central banks	97,625	62	61,532	-
Loans and advances to banks	11,299	31	21,889	-
Loans and advances to customers	291,599	7,891	102,816	-
Debt securities and equity shares	47,965	-	44,491	-
Investments in group undertakings	-	-	33,002	591
Derivatives	1,966	15	2,174	-
Intangible assets	6,232	304	551	-
Settlement balances	16	-	4	-
Property, plant and equipment (1)	4,041	38	1,046	-
Deferred tax	1,585	-	356	-
Other assets	1,550	25	1,177	-
Assets of disposal groups	463,878	8,366	269,038	591

Liabilities
Deposits by banks	54,141	1	109,493	-
Customer accounts	349,619	23,272	94,843	-
Debt securities in issue	8,963	-	8,567	-
Derivatives	1,651	9	2,435	-
Settlement balances	36	-	21	-
Provisions for liabilities and charges	3,576	17	2,046	-
Accruals and other liabilities	4,819	84	2,258	-
Deferred tax	274	8	-	-
Subordinated liabilities	9,753	-	8,364	-
Liabilities of disposal groups	432,832	23,391	228,027	-

Note:
(1)	A loss of £539 million (Bank - £341 million) has been provided for to recognise property, plant and equipment at the lower of fair value and carrying value.

At 31 December 2017 disposal groups primarily comprise of the net assets of the business due to be transferred to NatWest Holdings in Q2 2018 at book value; cost to sell are expected to be immaterial. Of the Group's cash flow hedge reserve at 31 December 2017, £205 million was attributable to the disposal groups. The cash flows remain highly probable in the context of a business combination under common control.  Disposal groups at 31 December 2016 primarily comprise the net assets of RBSI Holdings, which in January 2017 was sold to The Royal Bank of Scotland Group plc at its book value; costs to sell were immaterial.

Notes on the accounts

9 Provisions, accruals and other liabilities

	Group

Provisions for liabilities and charges	Payment	Other	Residential	Litigation and		Total
	protection	customer	mortgage backed	other	Property and
	insurance	redress	securities)	regulatory	other
	£m	£m	£m	£m	£m	£m
At 1 January 2017	1,252	1,041	6,752	1,057	1,738	11,840
Disposals	-	(64)	-	-	(7)	(71)
Acquisition of business	-	53	-	-	13	66
Currency translation and other movements	-	4	(541)	(33)	52	(518)
Charge to income statement	175	228	714	228	995	2,340
Releases to income statement	-	(53)	(50)	(155)	(205)	(463)
Provisions utilised	(375)	(384)	(3,632)	(580)	(668)	(5,639)
At 31 December 2017	1,052	825	3,243	517	1,918	7,555

	Bank

Provisions for liabilities and charges	Payment	Other	Residential	Litigation		Total
	protection	customer	mortgage backed	and other	Property and
	insurance	redress	securities	regulatory	other
	£m	£m	£m	£m	£m	£m
At 1 January 2017	497	271	1,786	908	1,422	4,884
Disposals	-	-	-	-	(8)	(8)
Acquisition of business	-	-	-	1	14	15
Currency translation and other movements	-	-	(155)	(9)	(2)	(166)
Charge to income statement	75	51	305	175	897	1,503
Releases to income statement	(4)	(28)	(191)	(152)	(137)	(512)
Provisions utilised	(150)	(115)	(185)	(531)	(459)	(1,440)
At 31 December 2017	418	179	1,560	392	1,727	4,276

10 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2017. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	3,306	3,808	2,481	2,570
Other contingent liabilities	3,381	4,141	2,274	2,904
Standby facilities, credit lines and other commitments	123,157	138,579	69,558	84,608
	129,844	146,528	74,313	90,082

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material costs will arise from these transactions.

Notes on the accounts

10 Memorandum items continued
Litigation, investigations and reviews
RBS plc and certain members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action ("Matters") in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2017 (refer to Note 9). To support the move towards a ring-fenced structure, the business due to be transferred to the ring-fenced bank in 2018 is classified as disposal groups at 31 December 2017 and presented as discontinued operations.  Accordingly a number of the matters and related provisions discussed below relate to business presented in disposal groups.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The RBS Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the RBS Group's position in the matter.

There are situations where the RBS Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits.

The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group's litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 37.

Litigation
UK 2008 rights issue shareholder litigation
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. These and other similar threatened claims were consolidated by the Court via a Group Litigation Order. Since then, further High Court claims have been issued against RBS under the Group Litigation Order. Prior to the settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

In December 2016 the RBS Group concluded full and final settlements with four of the five shareholder groups representing 78 per cent of the claims by value. Further full and final settlements, without any admission of liability, were reached and the RBS Group has now concluded the action with over 98 per cent of the claimants.

The aggregate settlement figure available to claimants is £900 million, for which a previously established provision is in place, and is subject to validation of claims.

The Court directed that any claimant choosing not to enter the settlement should, by 28 July 2017, issue an application to restore the proceedings. No such application was made.

Notes on the accounts

Litigation, investigations and reviews  continued
Residential mortgage-backed securities (RMBS) litigation in the US
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Securities Inc. remains a defendant in a lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, filed by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). In May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA, finding, as relevant to the RBS Group, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter contained materially misleading statements about the mortgage loans that backed the securitisations. Nomura and the RBS Group appealed. On 28 September 2017, the court's judgment against Nomura and RBS Securities Inc. was affirmed by the United States Court of Appeals for the Second Circuit.

RBS Securities Inc. estimates that its net exposure under the court's judgment is approximately US$318 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney's fees that will be due to FHFA if the judgment is upheld. The estimated net exposure in this matter is covered by an existing provision. The judgment is stayed pending defendants' request for review by the United States Supreme Court, though post-judgment interest on the judgment amount will accrue while that request and any further review is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

RBS Group companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. The RBS Group has settled this matter for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits against RBS Group companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007.

As at 31 December 2017, the total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under "Investigations and reviews" on page 25) was £3.2 billion (US$4.4 billion). The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

The RBS Group continues to caution that, in connection with RMBS litigation matters and RMBS investigations taken as a whole, further substantial provisions and costs may be recognised and, depending on the final outcomes, other adverse consequences may occur.

London Interbank Offered Rate (LIBOR) and other rates litigation
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming the RBS Group as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. On 23 May 2016, the district court's dismissal of plaintiffs' antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

Notes on the accounts

Litigation, investigations and reviews  continued
In a decision issued in December 2016, the district court held that it lacks personal jurisdiction over the RBS Group with respect to certain claims asserted in the coordinated proceeding. Following that decision, the RBS Group has been dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

On 10 July 2017, the US Federal Deposit Insurance Corporation (FDIC), on behalf of 39 failed US banks, served a claim in the High Court of Justice of England and Wales against the RBS Group, other LIBOR panel banks and the British Bankers' Association, alleging collusion with respect to the setting of USD LIBOR. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law. The FDIC previously asserted many of the same US law USD LIBOR-related claims against the RBS Group and others in a lawsuit pending in the United States District Court for the Southern District of New York, though most of the claims in that case have been dismissed as a result of a series of rulings by that court. The RBS Group's defence to the High Court claim was filed on 24 November 2017.

Certain members of the Group have also been named as defendants in two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the United States District Court for the Southern District of New York. In the first case, relating to Euroyen TIBOR futures contracts, the court dismissed plaintiffs' antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, which are proceeding in the discovery phase. In the second case, relating to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, the court dismissed the case on 10 March 2017 on the ground that the plaintiffs lack standing. Plaintiffs have commenced an appeal of that decision.

Certain members of the Group have also been named as defendants in class actions relating to (i) Euribor, (ii) Swiss Franc LIBOR (iii) Pound sterling LIBOR, (iv) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (v) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against the RBS Group for lack of personal jurisdiction. On 18 August 2017, the court in the action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate dismissed all claims against the RBS Group for lack of personal jurisdiction; however, the court allowed the plaintiffs to replead their complaint, and defendants' renewed motion to dismiss the amended complaint is pending. On 25 September 2017, the court in the action relating to Swiss Franc LIBOR dismissed all claims against all defendants on various grounds; however, the court held that it has personal jurisdiction over RBS and allowed the plaintiffs to replead their complaint, and defendants' renewed motion to dismiss the amended complaint is pending.

The other matters described in this paragraph (relating to Pound Sterling LIBOR and the Australian Bank Bill Swap Reference Rate) are subject to motions to dismiss that are currently pending.

Details of UK litigation claims in relation to the sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under "Interest rate hedging products litigation" on page 24. Details of LIBOR investigations involving the RBS Group are set out under ''Investigations and reviews'' on page 26.

ISDAFIX antitrust litigation
Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court in May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

FX antitrust litigation
In 2015, Group companies settled a consolidated antitrust class action (the "consolidated action"), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court's preliminary approval of the settlement in December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement.

On 24 March 2017, the court dismissed a second FX-related antitrust class action, holding that the alleged class of "consumers and end-user businesses" lacked standing to pursue antitrust claims. The plaintiffs in that case have since filed an amended complaint. The defendants made a renewed motion to dismiss the complaint but the court denied that motion on 3 August 2017. As a result, the discovery phase has commenced. The RBS Group and the other defendants are seeking reconsideration of the court's decision regarding standing or, in the alternative, permission to take an immediate appeal to the United States Court of Appeals for the Second Circuit.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed in September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. The plaintiffs' appeal of this dismissal remains pending.

 Notes on the accounts

Litigation, investigations and reviews  continued
Beginning in September 2016, several additional class action complaints were filed in the United States District Court for the Southern District of New York asserting claims on behalf of "indirect purchasers" of FX instruments.

The plaintiffs define "indirect purchasers" as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. The consolidated amended complaint for these matters alleges that certain RBS Group companies and other defendant banks caused damages to the "indirect purchasers" by conspiring to restrain trade in the FX spot market. The plaintiffs have asserted claims under federal and state antitrust laws. The RBS Group and the other defendants have filed a motion to dismiss, which remains pending.

On 12 July 2017, Alpari (US) LLC (Alpari) filed a class action complaint against RBS Group companies in the United States District Court for the Southern District of New York. The complaint alleges that the RBS Group breached contracts with Alpari and other counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as "Last Look", and that the rejected orders were later filled at prices less favourable to putative class members. The complaint contains claims for breach of contract and unjust enrichment. The RBS Group has filed a motion to compel arbitration of Alpari's claims or, in the alternative, to dismiss those claims for improper venue.

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions, alleging that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. The RBS Group settled the matters for approximately CAD 13 million. The settlement amount has been paid and the settlement has received final court approval.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation
Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc.. The consolidated amended complaint for these matters, pending in the United States District Court for the Southern District of New York, alleges that RBS Securities Inc. and the other defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs.

The complaint asserts claims under the US antitrust laws on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The defendants anticipate filing a motion to dismiss the operative complaint in this matter.

Swaps antitrust litigation
Beginning in November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class.

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. In June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

In July 2017, the Court overseeing the above matters dismissed all claims against RBS Group companies relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery is ongoing.

On 8 June 2017, TeraExchange filed another complaint against the RBS Group and others in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swap if the defendant dealers had not engaged in an unlawful antitrust conspiracy. The RBS Group has filed a motion to dismiss the complaint in this matter.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly 'knew or should have known of Madoff's possible fraud'.

Notes on the accounts

Litigation, investigations and reviews  continued
The trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. RBS N.V. made a motion to dismiss in this case on the ground that many of the transfers at issue were extraterritorial to the United States and therefore not subject to the fraudulent conveyance statute upon which the trustee's claim is based, but the bankruptcy court denied that motion in November 2016.

RBS N.V. sought leave to appeal, but this was denied on 3 October 2017. A further claim by the trustee against RBS N.V., for clawback of an additional US$21.8 million, was filed in October 2011. With respect to that claim, the bankruptcy court granted RBS N.V.'s motion to dismiss on extraterritorial grounds, and the trustee has commenced an appeal of that decision.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. In September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products litigation
The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the Court dismissed all of PAG's claims. PAG appealed that decision, and the appeal hearing closed on 8 February 2018. The judgment is awaited. The decision (subject to the appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

The case of London Bridge Holdings Ltd and others v RBS plc remains stayed pending the outcome of the PAG appeal. The sum claimed in that case is £446.7 million.

In addition to claims alleging that IRHPs were mis-sold, the RBS Group has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. The RBS Group has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. An appeal of that decision was dismissed in July 2017 and permission to further appeal was refused by the UK Supreme Court in December 2017.

Tax dispute
HMRC issued a tax assessment in 2012 against the RBS Group for approximately £86 million regarding a value-added-tax ("VAT") matter in relation to the trading of European Union Allowances ("EUAs") by an RBS Group joint venture subsidiary in 2009. The RBS Group has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the "Tax Dispute"). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, the RBS Group is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the "Liquidated Companies") and their respective liquidators (together, "the Claimants"). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £80 million plus interest and costs by alleging that RBS dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter is currently scheduled to start in June 2018.

Weiss v. National Westminster Bank Plc (NatWest)
NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but in September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit.

Notes on the accounts

Litigation, investigations and reviews  continued
The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. In March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon. On 5 October 2017, the United States District Court for the Eastern District of New York dismissed claims against NatWest with respect to two terrorist attacks, but denied NatWest's summary judgment motion with respect to claims arising from 16 other attacks. No trial date has been set.

Anti-Terrorism Act litigation against RBS N.V.
RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, Bank Saderat, and Commerzbank) are defendants in an action first commenced in the United States District Court for the Eastern District of New York in November 2014 by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 90 attacks in Iraq between 2004 and 2011.

The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran.

According to the plaintiffs' allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. Since commencing this matter, the plaintiffs have amended the complaint twice. The second amended complaint is subject to a motion to dismiss that defendants filed in September 2016.

In November 2016, additional plaintiffs commenced a second action in the United States District Court for the Southern District of Illinois against the same defendants (including RBS N.V.), as well as Deutsche Bank. The allegations were substantially similar to the allegations contained in the complaint described above. The plaintiffs were a number of US military personnel (or their estates, survivors, or heirs) who were killed or injured in 21 attacks in Iraq between 2006 and 2011. In April 2017, this case was transferred to the United States District Court for the Eastern District of New York. On 3 October 2017, the plaintiffs in this second case, instead of responding to defendants' motion to dismiss, voluntarily dismissed their claims without prejudice to re-filing at a later date.

On 9 November 2017, a third action was commenced by an additional group of plaintiffs in the United States District Court for the Southern District of New York, against the same defendants as the November 2016 action (including RBS N.V.), as well as RBS plc. The allegations are substantially similar to the allegations contained in the complaints described above and concern 55 attacks in Iraq between 2003 and 2011. The defendants anticipate filing a motion to dismiss the claims in this case.

Investigations and reviews
The RBS Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

RMBS and other securitised products investigations
In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and several state attorneys general, including those mentioned below, relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs).

These ongoing matters include, among others, active investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

As at 31 December 2017, the total aggregate of provisions in relation to certain of the RMBS investigations and RMBS litigation matters (set out under "Litigation" on page 21) was £3.2 billion (US$4.4 billion).

Notes on the accounts

Litigation, investigations and reviews  continued
The RBS Group continues to cooperate with the DOJ and with certain state attorneys general in their investigations of RMBS matters. The duration, timing for resolution and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur as described above and in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 37. In December 2017, RBS Financial Products Inc. agreed to pay US$125 million to settle the RMBS investigation of the California Attorney General. Payment has been made from a previously established provision. Ongoing investigations into the same or similar issues by certain other state attorneys general are at various stages. RBS is in advanced discussions with the New York Attorney General to resolve its investigation, although there is no certainty that any settlement will be reached.
On 26 October 2017, the United States Attorney for the District of Connecticut (USAO) announced that it had entered into a Non-Prosecution Agreement (NPA) with RBS Securities Inc. in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. The NPA, which recognises RBS Securities Inc.'s timely self-reporting and cooperation, required RBS Securities Inc. to pay a penalty of US$35 million, reimburse customers at least US$9.1 million, and continue to cooperate with the investigation. These amounts were covered by provisions existing at the time of settlement. As part of the NPA, the USAO has agreed not to file criminal charges against RBS Securities Inc. relating to certain conduct and information described in the NPA if RBS Securities Inc. complies with the NPA during its one-year term. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc
US mortgages - loan repurchase matters
The RBS Group's NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.
In issuing RMBS, NatWest Markets in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on the RBS Group, if any, may be material.
LIBOR and other trading rates
From February 2013 to December 2016, the RBS Group entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required the RBS Group to pay significant penalties. As part of these resolutions, the RBS Group made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission (CFTC).

The RBS Group continues to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On 3 February 2017, it was announced that the RBS Group and the CFTC entered into a civil settlement resolving the CFTC's investigation of ISDAFIX and related trading activities. As part of the settlement, the RBS Group has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG's FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid in November 2014.

In May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the US$395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

Notes on the accounts

Litigation, investigations and reviews  continued
RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

The RBS Group is co-operating with investigations and responding to inquiries from other governmental and regulatory
(including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

FCA review of the RBS Group's treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government's Department for Business Innovation and Skills, was published ("Tomlinson Report"). The Tomlinson Report was critical of the RBS Group's treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person's review was focused on the RBS Group's UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group's Global Restructuring Group or within similar units within the RBS Group's Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

The Skilled Person review focused on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and was broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. The RBS Group was then given the opportunity to consider and respond to those draft findings before the Skilled Person delivered its final report to the FCA during September 2016.

In November 2016, the FCA published an update on its review. In response, the RBS Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. They were developed with the involvement of the FCA, which agreed that they were appropriate steps for the RBS Group to take.

The RBS Group estimates the costs associated with the complaints review process and the automatic refund of complex fees to be approximately £400 million, which was recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the complaints process. Of the £400 million provision, £150 million had been utilised by 31 December 2017.

On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person's report which stated that, further to the general investigation announced in November 2016, the FCA had decided to carry out a more focused investigation. The FCA published its final summary of the Skilled Person's report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person's report on 20 February 2018.

Interest rate hedging products (IRHP) redress programme
From 2013, the RBS Group and other banks undertook a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA.

Notes on the accounts

Litigation, investigations and reviews  continued
RBS Group provisions in relation to the above redress exercises total £1.47 billion for these matters, virtually all of which had been utilised at 31 December 2017.

Judicial Review of Skilled Person's role in IRHP review
The RBS Group has been named as an interested party in a number of claims for judicial review of KPMG's decisions as Skilled Person in the RBS Group's previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

Litigation, investigations and reviews  continued
All of these claims were stayed pending the outcome of the other bank's case. The trial in that case was heard in January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has been granted permission to appeal that decision, and the appeal hearing is expected to take place on 23 and 24 May 2018.

The majority of the claims that name the RBS Group as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank's case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against the RBS Group may then proceed to full hearing to assess the fairness of KPMG's role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the RBS Group which may be material.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes were necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. The project regarding review/remediation of sales between 1 January 2011 and 1 April 2015 was due to finish at the end of 2017 but this deadline is being extended with completion anticipated by the end of Q1 2018. This is to allow completion of outstanding remediation activity that was impacted by customer responses, and to receive information from third party providers, in addition to concluding small cohorts of work that were postponed until the additional scope was agreed.

In addition, discussions are ongoing with FCA with regard to extending the scope of the review/remediation exercise to include the period from 1 January 2010 to 31 December 2010, with a formal decision expected during Q1 2018. It is not currently anticipated that any extension of scope will require an additional provision to be taken.

In addition, the RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

RBS Group provisions in relation to investment advice total £201 million to date for these matters, of which £102 million had been utilised as at 31 December 2017.

Packaged accounts
As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The RBS Group has made gross provisions totalling £409 million to date for this matter.

The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. The RBS Group continues to take into consideration and, where relevant, address the findings from this review.

Notes on the accounts

Litigation, investigations and reviews  continued
FCA investigation into the RBS Group plc's compliance with the Money Laundering Regulations 2007
On 21 July 2017, the FCA notified the RBS Group that it was undertaking an investigation into RBS plc's compliance with the Money Laundering Regulations 2007 in relation to certain customers. Following amendment to the scope of the investigation, there are currently three areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; (2) compliance with the Terrorism Act 2000 in relation to sanctions screening; and (3) the Suspicious Transactions regime in relation to the events surrounding a particular customer. The investigations in all three areas are assessing both criminal and civil culpability. The RBS Group is cooperating with the investigations.

Multilateral interchange fees
In September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

Separately, in April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. On 3 August 2017, the EC announced it had also sent Visa a Supplementary Statement of Objections. The EC investigations are ongoing.

Litigation, investigations and reviews  continued
In June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In May 2015, the Competition & Markets Authority (CMA) announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group's business in this sector.

Payment Protection Insurance (PPI)
Since 2011, the RBS Group has been implementing the FCA's policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12).

In August 2017, the FCA's new rules and guidance on PPI complaints handling (Policy Statement (17/3) came into force. The Policy Statement introduced new so called 'Plevin' rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. The RBS Group is implementing the Policy Statement.

The RBS Group has made provisions totalling £5.1 billion to date for PPI claims, including an additional provision of £175 million in 2017. Of the £5.1 billion cumulative provision, £4.1 billion had been utilised by 31 December 2017.

UK retail banking
In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover personal current account (PCA) and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report set out remedies to address these concerns. These included remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 (the "Order"), which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each. Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

Notes on the accounts

Litigation, investigations and reviews  continued
On 19 December 2017 the CMA published directions for the RBS Group and four other banks, which set out revised implementation dates for the delivery of certain obligations relating to open banking under the Order. On 29 January 2018 the CMA published separate directions for RBS, which set out revised implementation dates for the delivery of certain obligations requiring PCA overdraft alerts to be sent to customers under the Order.

At this stage there remains uncertainty around the financial impact of the remedies once implemented, and so it is not practicable to estimate the potential impact on the RBS Group, which may be material.

FCA Investment and Corporate Banking Market Study
In February 2015, the FCA launched a market study into investment and corporate banking. In October 2016 the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria. The prohibition on restrictive contractual clauses took effect from 3 January 2018.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on the RBS Group. However, at this stage, this impact is not expected to be material.

FCA Asset Management Market Study
In November 2015, the FCA announced that a market study would be undertaken into asset management. In November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. On 28 June 2017, the FCA published the final report which was broadly in line with the interim report and sets out an extensive package of remedies which include providing further protection to investors and driving competitive pressure on asset managers.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on the RBS Group. However, at this stage, this impact is not expected to be material.

FCA Mortgages Market Study
In December 2016, the FCA launched a market study into the provision of mortgages. The FCA is expected to publish an interim report in Spring 2018 with the final report expected in Q4 2018.

At this stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

FCA Strategic Review of Retail Banking Models
On 11 May 2017 the FCA announced a two phase strategic review of retail banking models. The FCA will use the review to understand how these models operate, including how 'free if in credit' banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

Phase 1 will allow the FCA to enhance its understanding of existing models and how these impact competition and conduct. Phase 2 will evaluate the impacts of economic, technological, social and regulatory factors on these models. A project update is expected in Q2 2018 outlining the FCA's preliminary conclusions from Phase 1.

At this early stage, as there is considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group, which in due course may be material.

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

Notes on the accounts

Litigation, investigations and reviews  continued
In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

Key points

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's US operations on an enterprise-wide and business line basis;

●	an enterprise-wide risk management programme for the RBS Group's US operations;
●	a plan to oversee compliance by the RBS Group's US operations with all applicable US laws, rules, regulations, and supervisory guidance;
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
●	a plan to improve the US Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

●	a plan designed to enhance the US Branches' compliance with Office of Foreign Assets Control (OFAC) requirements.

Litigation, investigations and reviews  continued
The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order
In December 2013 the RBS Group and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. As part of the settlement, the RBS Group and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that the RBS Group and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) the RBS Group was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments.

The RBS Group appointed the independent consultant and their reports were submitted to the authorities in June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities in September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. The authorities have requested a third annual review to be conducted and independent consultant reports are expected to be issued during Q1 2018. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

Notes on the accounts

Litigation, investigations and reviews  continued
US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ's investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. In December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ's investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd
The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of RBS incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB. On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. FINMA is currently investigating three individuals in connection with 1MDB.

In addition, Coutts & Co Ltd is cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)'s supervisory examination of Coutts & Co Ltd's Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Regulator requests concerning certain historic Russian transactions
Media coverage in 2017 highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including the RBS Group and 16 other UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme. The RBS Group has responded to requests for information from the FCA, PRA and regulators in other jurisdictions.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)
In December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers' contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of RBS, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. UBI DAC submitted its phase 2 report to the CBI on 31 March 2017, identifying impacted customers.  The redress and compensation phase (phase 3) commenced in Q4 2017.

RBS has made provisions totalling €298 million (£248 million) to date for this matter, including an additional provision of €87 million (£76 million) in 2017. Of the €298 million (£248 million) cumulative provision, €75 million (£64 million) had been utilised by 31 December 2017.

Separately, in April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages. This investigation is ongoing and UBI DAC continues to co-operate with the CBI.

As part of an internal review of the wider retail and commercial loan portfolios extending from the tracker mortgage examination programme, UBI DAC identified further legacy business issues. A programme is ongoing to identify and remediate impacted customers and a charge of €101 million (£89 million) has been recognised in 2017 based on expected remediation and project costs in relation to these items.

Notes on the accounts

11 Segmental analysis
(a) Reportable segments
Segmental reorganisation and business transfers
The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed.

Segmental reorganisation
the previously reported operating segments are now realigned and comparatives have been re-presented as follows:
●
The former Capital Resolution reported operating segment has been integrated into the NatWest Markets reportable segment, with the exception of the costs in relation to the retail mortgage backed securities (RMBS) claims, which have been transferred to the Central & Other items reportable segment.

 Business transfers
on 1 October 2017 the following changes were made to the Group's businesses, which impact its financial reporting but where comparatives have not been re-presented:
●
Shipping and other activities, which were formerly in Capital Resolution, were transferred from NatWest Markets to Commercial Banking business which is classified as disposal groups at 31 December 2017.

●
Commercial Banking whole business securitisations and relevant financial institutions (RFI) were transferred to NatWest Markets during December 2017. RFIs are prohibited from being within the ring-fence due to their nature and exposure to global financial markets, the move is in preparation for the implementation of the UK ring-fencing regime.

Disposal groups and discontinued operations
NatWest Holdings Limited (NatWest Holdings)
The transfer of the Group's Personal & Business Banking (PBB) (including the former Williams & Glyn segment), Commercial & Private Banking (CPB) and certain parts of Central items and NatWest Markets, due to be included in the ring-fenced bank, to subsidiaries of NatWest Holdings, is planned for Q2 2018. It will be followed by a transfer of NatWest Holdings to RBSG. Accordingly, all of the activities to be undertaken by NatWest Holdings and its subsidiaries are classified as disposal groups at 31 December 2017 and presented as discontinued operations, with comparatives re-presented. UK Personal and Business banking, Ulster Bank ROI, Commercial Banking and Private Banking are no longer reportable segments.

RBS International
The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings), which was mainly reported in the RBS International reporting segment, was sold to RBSG on 1 January 2017 in preparation for ring-fencing. RBSI Holdings was classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. RBS International is no longer a reportable segment.

Reportable operating segments
Following the changes in relation to the segmental reorganisation and the transfers to disposal groups, the reportable operating segments are as follows:

NatWest Markets, offers its customers global market access, providing them with trading, risk management and financing solutions through its trading and sales operations in London, Singapore and Stamford and sales offices in Dublin, Hong Kong and Tokyo; and

Central items & other includes balances in relation to legacy litigation issues and disposal groups in the relevant periods.

Notes on the accounts

11 Segmental analysis continued

2017	Net	Non-			Depreciation
	interest	interest	Total	Operating	and	Impairment	Operating
	income	income	income	expenses	amortisation	releases	loss
	£m	£m	£m	£m	£m	£m	£m
NatWest Markets	215	825	1,040	(1,914)	49	79	(746)
Central items & other	(167)	38	(129)	(521)	-	-	(650)
Total	48	863	911	(2,435)	49	79	(1,396)

2016*
NatWest Markets	306	1,059	1,365	(2,257)	(2)	130	(764)
Central items & other	(209)	(89)	(298)	(3,310)	-	-	(3,608)
Total	97	970	1,067	(5,567)	(2)	130	(4,372)

2015*
NatWest Markets	499	1,384	1,883	(4,439)	(18)	153	(2,421)
Central items & other	(320)	(259)	(579)	(2,081)	-	-	(2,660)
Total	179	1,125	1,304	(6,520)	(18)	153	(5,081)

	2017			2016*			2015*
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
NatWest Markets	1,368	637	2,005	1,649	1,183	2,832	2,540	2,646	5,186
Central items & other	40	(637)	(597)	(81)	(1,183)	(1,264)	(275)	(2,646)	(2,921)
Total	1,408	-	1,408	1,568	-	1,568	2,265	-	2,265

	2017			2016*			2015*
Total income		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
NatWest Markets	1,070	(30)	1,040	1,360	5	1,365	1,942	(59)	1,883
Central items & other	(159)	30	(129)	(293)	(5)	(298)	(638)	59	(579)
Total	911	-	911	1,067	-	1,067	1,304	-	1,304

	2017			2016*			2015*
			Cost to			Cost to			Cost to
			acquire fixed			acquire fixed			acquire fixed
			assets and			assets and			assets and
			intangible			intangible			intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
NatWest Markets	262,432	248,427	4	357,743	340,976	6	401,623	380,696	13
Central items & other	463,805	442,550	1,585	440,071	421,019	1,376	410,568	389,588	1,435
Total	726,237	690,977	1,589	797,814	761,995	1,382	812,191	770,284	1,448

* Re-presented to reflect the segmental reorganisation.

Notes on the accounts

12 Related parties
UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each.

The Group enters into transactions with many of these bodies on an arm's length basis. Transactions include the payment of: taxes principally UK corporation tax (see Note 6) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies (see Note 10); together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their average eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

Other related parties
(a)  In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.
(b)  The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.
(c)  In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.
(d)  The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2017	2016	2015
	£m	£m	£m
Interest receivable	1	-	43
Interest payable	(7)	(1)	(19)
Fees and commissions receivable	1	1	-
Fees and commissions payable	-	-	(2)
Continuing operations	(5)	-	22

Discontinued operations	(1,031)	(950)	(974)

13 Date of Approval
The Annual results for the year ended 31 December 2017 were approved by the Board of directors on 22 February 2018.

14 Post balance sheet events
There have been no other significant events between 31 December 2017 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Additional information

Risk factors
Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The Group is currently the principal operating subsidiary of The Royal Bank of Scotland Group plc ('RBSG' and, together with its subsidiaries, the RBS Group'). Throughout 2018, the Group will go through a period of significant corporate change as it implements its UK ring-fencing compliant structure. Following the effective date of the first Ring-Fencing Transfer Scheme in April 2018, the Bank will be renamed 'NatWest Markets Plc' and will primarily comprise the current core NatWest Markets franchise serving UK and Western European corporate customers and global financial institutions. NatWest Markets Plc will services its customers through its trading and sales operations in London, Singapore and Stamford and sales offices in Dublin, Hong Kong and Tokyo   (See - Report of the Directors on page 61 in the Annual Report and Accounts). Accordingly, there will be changes to the risks to which the Group and its business are or will be exposed during this period and certain of the risks below will be more or less significant to NatWest Markets Plc following the implementation of the Group's UK ring-fencing compliant structure. In addition, a number of the risk factors described below which relate to RBSG and the RBS Group will also be applicable to the Bank and the Group and the occurrence of any such risks could have a material adverse effect on the Group's business, reputation, results of operations, financial condition, cash flows or future prospects. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group

The viability of the Bank (to be renamed as NatWest Markets Plc) depends on its ability to access sources of liquidity and funding.  If the Bank is unable to raise adequate funds in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or it may result in higher funding costs which may impact the Group's margins and profitability.
The Group currently relies on retail and wholesale deposits to meet a considerable portion of its funding. Pursuant to the first Ring-Fencing Transfer Scheme in April 2018, the majority of retail and wholesale deposits will transfer to and be held by Adam & Company PLC (to be renamed The Royal Bank of Scotland plc ) requiring the Group to diversify its sources of funding and capital.

The implementation of the UK ring-fencing regime will also impact the Group's funding strategy which is currently managed centrally by the RBS Group insofar as the Group also depends on intragroup funding arrangements entered into with other RBS Group entities. As a result of the implementation of the UK ring-fencing regime, such arrangements may no longer, or only to a limited extent, be permitted if they are provided to the Group by an entity in the RFB once a ring-fence compliant structure is established. As a result the cost of funding may increase for certain Group entities, including the Bank, which will be required to manage their own funding and liquidity strategy.

The Bank will be required to access the debt capital markets with issuance plans for £2-4 billion in senior unsecured funding in 2018. This will require frequent access to the global capital markets and entails execution risk. Should its access to the global capital markets be limited or if it is not able to access markets at all or on acceptable terms, or if it is not able to reduce its risk weighted assets (RWAs) in line with assumptions in its funding plans, it may experience a shortfall in its funding requirements which would have a material adverse impact on the Group.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. The ability of the Bank of England to resolve the RBS Group in an orderly manner may also increase investors' perception of risk and hence affect the availability and cost of funding for the RBS Group and the Group. Any uncertainty relating to the credit risk of financial institutions generally or the Group in particular may lead to reductions in levels of interbank lending or may restrict the Group's access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

In addition, the RBS Group is subject to certain regulatory requirements with respect to liquidity coverage, including a liquidity coverage ratio set by the PRA in the UK. This requirement was phased in at 90% from 1 January 2017 and increased to 100% in January 2018 (as required by the Capital Requirements Regulation). The PRA may also impose additional liquidity requirements on the RBS Group to reflect risks not captured in the liquidity coverage ratio by way of Pillar 2 add-ons, which may increase and/or decrease from time to time and require the RBS Group to obtain additional funding or diversify its sources of funding. Current proposals by the Financial Stability Board ('FSB') and the European Commission also seek to introduce certain liquidity requirements for financial institutions, including the introduction of a net stable funding ratio (NSFR). Under the European Commission November 2016 proposals, the NSFR would be calculated as the ratio of an institution's available stable funding relative to the required stable funding it needs over a one-year horizon.

The NSFR would be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. If an institution's NSFR were to fall below the 100% level, the institution would be required to take the measures laid down in the CRD IV Regulation for a timely restoration to the minimum level. Competent authorities would assess the reasons for non-compliance with the NSFR requirement before deciding on any potential supervisory measures. These proposals are currently being considered and negotiated among the European Commission, the European Parliament and the European Council and, in light of Brexit, there is considerable uncertainty as to the extent to which such rules will apply to the RBS Group.

Additional information
Risk factors continued
If the RBS Group or the Group are unable to raise sufficient funds through deposits or in the capital markets, the liquidity position of the RBS Group or the Group could be adversely affected and they might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet their obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities or to fund new loans, investments and businesses. The RBS Group or the Group may need to liquidate unencumbered assets to meet their liabilities, including disposals of assets not previously identified for disposal to reduce their funding commitments. In a time of reduced liquidity, the RBS Group or the Group may be unable to sell some of their assets, may be unable to maintain the run-down and sale of certain legacy portfolios, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the Group's financial condition and results of operations.

The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group's operations, operating results, reputation, financial position and future prospects

The RBS Group's and the Group's operations remain diverse and complex and they operate in legal and regulatory environments that expose them to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. The RBS Group and the Group have settled a number of legal and regulatory actions over the past several years but the RBS Group and the Group continue to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the RBS Group's view, the most significant legal and regulatory actions to which the RBS Group, including the Group, are currently exposed. However, the RBS Group and the Group are also subject to a number of additional claims, proceedings and investigations, the adverse resolution of which may also have a material adverse impact on the Group and which include ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, sanctions, antitrust and various other compliance issues.

See 'Litigation, investigations and reviews' of Note 10 on pages 20 to 32 for details for these matters. The RBS Group and the Group continue to cooperate with governmental and regulatory authorities in relation to ongoing informal and formal inquiries or investigations regarding these and other matters.

Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. It is expected that the RBS Group, including the Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term.

RMBS
In the US, ongoing matters include certain matters relating to legacy RMBS activities including investigations by the U.S. Department of Justice (DOJ) and several state attorneys general and various civil claims. A further provision of $650 million (£492 million) was recorded by the RBS Group in Q4 2017 in relation to the RBS Group's various RMBS investigations and litigation matters, taking the charge for the year to charge of $971 million (£714 million). Total aggregate provisions at 31 December 2017 were $4.4 billion (£3.2 billion).

The duration and outcome of the DOJ's investigations and other RMBS matters remain uncertain, including in respect of whether settlements for all or any such matters may be reached and any timing thereof. Further substantial provisions and costs may be recognised.

Global Restructuring Group
As announced on 8 November 2016, the RBS Group has taken steps, including automatic refunds of certain complex fees and a complaints process, overseen by an independent third party for small and medium entity (SME) customers in the UK and the Republic of Ireland that were in its Global Restructuring Group (GRG) between 2008 and 2013. This complaints review process and the automatic refund of complex fees was developed with the involvement of the Financial Conduct Authority (FCA). The RBS Group booked a provision of £400 million in Q4 2016, based on its estimates of the costs associated with the complaints review process and the automatic refund of complex fees for SME customers in GRG. On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person's report which stated that, further to the general investigation announced in November 2016, the FCA had decided to carry out a more focused investigation.  The FCA published its final summary of the Skilled Person's report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person's report on 20 February 2018.  The FCA investigation is ongoing and fines or additional redress commitments may be accepted by or imposed upon the RBS Group as a result of this or any subsequent investigation or enquiry, notwithstanding the steps the RBS Group has already taken.

Additional information
Risk factors continued
Payment protection insurance
To date, the RBS Group has made provisions totaling £5.1 billion with respect to payment protection insurance (PPI), including an additional provision of £175 million in 2017. Of the £5.1 billion cumulative provision, £4.1 billion has been utilised by 31 December 2017. In August 2017, the FCA's new rules and guidance on PPI complaints handling (Policy Statement (17/3)) came into force. The Policy Statement introduced new so called 'Plevin' rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. The RBS Group is implementing the Policy Statement.

The number of claims received and the cost of the redress of such claims may materially exceed the RBS Group's estimates and may entail additional material provisions and reputational harm.

Settlements, resolutions and outcomes in relation to ongoing legal or regulatory actions may result in material financial fines or penalties, non-monetary penalties, restrictions upon or revocation of regulatory permissions and licenses and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the Group. The costs of resolving these legal and regulatory actions could individually or in aggregate prove to be substantial and monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the Group. New provisions or increases in existing provisions relating to existing or future legal or regulatory actions may be substantial and may have a material adverse effect on the Group's financial condition and results of operations as well as its reputation.

The outcome of on-going claims against the RBS Group and the Group may give rise to additional legal claims being asserted against the Group. Adverse outcomes or resolution of current or future legal or regulatory actions could result in restrictions or limitations on the Group's operations, adversely impact the implementation of the RBS Group's current transformation programme as well as the Group's capital position and its ability to meet regulatory capital adequacy requirements. The remediation programmes or commitments which the RBS Group or the Group have agreed to in connection with past settlements or investigations, could require significant financial costs and personnel investment for the Group and may result in changes in its operations or product offerings, and failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group's operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.
Since early 2015, the RBS Group and the Group have been implementing a major restructuring and transformation programme, articulated around a strategy focused on the growth of strategic operations in Personal & Business Banking (PBB) and Commercial & Private Banking (CPB) and the further restructuring of the NatWest Markets franchise, to focus mainly on UK and Western European corporate and financial institutions.

Part of the focus of this transformation programme is to downsize and simplify the Group, reduce underlying costs and strengthen its overall capital position. The transformation programme also aims to improve customer experience and employee engagement, update its operational and technological capabilities, strengthen governance and control frameworks and better position the Group to operate in compliance with the UK ring-fencing regime by 1 January
2019. Together, these initiatives are referred to as the Group's 'transformation programme'.

This transformation programme, including the restructuring of its NatWest Markets franchise, is being completed at the same time as the RBS Group is going through a period of very significant structural reform to implement the requirements of the UK ring-fencing regime and the requirements of the bank recovery and resolution framework. It is complex and entails significant costs and operational, legal and execution risks. See 'Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group's business, including with respect to the perimeter of the Group's activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group's other ongoing restructuring efforts. The implementation of ring-fencing will fundamentally reshape the Group's business and operations.' The RBS Group is concurrently seeking to implement the Alternative Remedies Package. See 'The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group's and the Group's operations.'

Due to changes in the macro-economic and political and regulatory environment in which it operates, in particular as a result of Brexit, the Group has been required to reconsider certain aspects of its current restructuring and transformation programme. In anticipation of Brexit the Group has announced that it will be re-purposing the RBS Group's Dutch subsidiary, The Royal Bank of Scotland N.V. ('RBS N.V.') for the NatWest Market franchise's European business and further structural changes to Group's Western European operations may also be required, including in response to proposed changes to the European prudential regulatory framework for banks and investment banks.

Additional information
Risk factors continued
These proposals may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU and may apply to the Group once the UK has formally exited the EU. The ability of the RBS Group to successfully re-purpose and utilise RBS N.V. as the platform for the NatWest Market franchise's European business following Brexit is subject to numerous uncertainties, including those relating to Brexit negotiations. See 'The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK's membership of the European Union which could adversely impact the Group's business, results of operations, financial condition and prospects.'

One proposal made by the European Commission would impose a requirement for any bank established outside the EU, which has an asset base within the EU exceeding a certain size and has two or more institutions within the EU, to establish a single intermediate parent undertaking ('IPU') in the European Union under which all EU entities within that group will operate

The RBS Group is currently taking steps to plan for how these proposals, if adopted as currently proposed, may impact the RBS Group and its current plans to implement the UK ring-fencing regime (which will come into force on 1 January 2019 ahead of any IPU being required). The impact of these proposals could be material given the expectation that the Group would continue to carry out operations in the EU. This could result in material additional capital requirements and could have adverse tax implications.

The scale and scope of the changes currently being implemented present material operational, people and financial risks to the Group. The Group's transformation programme and structural reform agenda comprise a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of such actions and initiatives is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the Group's control. Furthermore it requires the implementation and application of robust governance and controls frameworks and there is no guarantee that the Group will be successful in doing so. The planning and execution of the various restructuring and transformation activities is disruptive and will continue to divert management resources from the conduct of the Group's operations and development of its business. Any additional restructuring and transformation of the Group's activities would increase these risks and could result in further material restructuring and transformation costs, jeopardise the delivery and implementation of a number of other significant change projects, impact the Group's product offering or business model or adversely impact the Group's ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on the Group's results of operations, financial condition and prospects.

There can be no certainty that the Group will be able to successfully complete its transformation programme and programmes for mandatory structural reform, nor that the restructured Group will be a viable, competitive or profitable banking business.

The Group's ability to meet the targets and expectations which accompany its own and the RBS Group's transformation programme, including with respect to its cost reduction programme and its return to profitability and the timing thereof, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.
As part of RBS Group's and the Group's transformation programme, a number of financial, capital, operational and diversity targets and expectations have been set by management for the RBS Group and the Group, both for the short term and throughout the transformation and restructuring period. These include (but are not limited to) expectations relating to the RBS Group's and the Group's return to profitability and the timing thereof, one-off costs incurred in connection with material litigation and conduct matters and the timing thereof, expected growth rates in income, customer loans and advances and volumes and underlying drivers and trends, cost:income ratio targets, expectations with respect to reductions in operating costs, including remediation costs, expectations relating to restructuring or transformation costs and charges as well as impairment charges, disposal losses, CET1 ratio targets and expectations regarding funding plans and requirements, expectations with respect to reductions in risk-weighted assets and the timing thereof, expectations with respect to employees engagement and diversity targets.

The successful implementation of the transformation programme and the ability to meet associated targets and expectations, are subject to various internal and external factors and risks, including those described in this risk factor, the other risk factors included in this section and the disclosure included in the rest of this document. These include, but are not limited to, market, regulatory, economic and political uncertainties, developments relating to litigation, governmental actions and investigations and regulatory matters, operational risks, risks relating to the RBS Group's and the Group's business models and strategies and delays or difficulties in implementing the transformation programme, including the restructuring and funding of the NatWest Markets franchise, the implementation of the UK ring-fencing regime and compliance with the Alternative Remedies Package obligations. A number of factors may also impact the RBS Group's ability to maintain its current CET1 ratio target at 13% throughout the restructuring period, including conduct related costs, pension or legacy charges, accounting impairments, including as a result of the implementation of IFRS 9, or limited organic capital generation through profits. In addition, the run-down of risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment.

The RBS Group's and the Group's ability to meet cost:income ratio targets and the planned reductions in annual underlying costs (excluding restructuring and conduct-related charges) may also be impacted, and the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the RBS Group's or the Group's long-term product offering or competitive position.

Additional information

Risk factors continued
More generally, the targets and expectations which accompany the transformation programme are based on management plans, projections and models and are subject to a number of key assumptions and judgments any of which may prove to be inaccurate. Among others, the targets and expectations set as part of the transformation programme assume that the RBS Group and the Group will be successful in implementing their business models and strategies in executing the transformation programme and in reducing the complexity of their businesses and infrastructure, at the same time that they will be implementing significant structural changes to comply with the regulatory environment and that they will implement and maintain robust control environments and effective cultures, including with respect to risk management.

In addition, the plans to deliver a UK ring-fencing compliant structure across franchises and functions may impact the concurrent transformation programme, which could result in delays to the transformation programme portfolio deliveries which in turn could result in delayed benefits therefrom. See 'The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group's operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.'

On completion of the implementation of the transformation programme, the further restructuring of the NatWest Markets franchise and the UK ring-fencing regime, previously anticipated levels of Group revenue and profitability may not be achieved in the timescale envisaged or at any time, due to the changed nature of the Group's business model and revised scope of the Group's business. An adverse macroeconomic environment, including sustained low interest rates, political and regulatory uncertainty, market competition for margins and/or heightened litigation costs may also pose significant headwinds to the profitability of the Group.

As a result, there can be no certainty that the implementation of the transformation programme will prove to be a successful strategy, that the RBS Group or the Group will meet its targets and expectations during the restructuring period or that the restructured RBS Group (including the Group) will be a viable, competitive or profitable banking business.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group's business, including with respect to the perimeter of the Group's activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group's other ongoing restructuring efforts. The implementation of ring-fencing will fundamentally reshape the Group's business and operations.
The requirement for large UK banks taking deposits to 'ring-fence' retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the 'Banking Reform Act 2013') and adopted through secondary legislation (the 'UK ring-fencing regime'). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See 'RBSG and its subsidiaries, including the Bank, are subject to an evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.'

By the end of 2018, the RBS Group intends to have placed the majority of its UK and Western European banking business in ring-fenced banking entities organised as a sub-group ('RFB') under an intermediate holding company named NatWest Holdings Limited, which will ultimately be a direct subsidiary of RBSG and will own National Westminster Bank Plc, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank). As a result, National Westminster Bank Plc will no longer be a subsidiary of the Bank. The Bank and the RBS International businesses will sit outside the RFB.

As part of this restructuring, the majority of existing personal, private, business and commercial customers of the Bank is expected to be transferred to the RFB during the second quarter of 2018, specifically to Adam & Company PLC, which will be renamed The Royal Bank of Scotland plc.  Certain assets and liabilities (including the covered bond programme, certain hedging positions and parts of the liquid asset portfolio) will also be transferred to National Westminster Bank Plc. At the same time, the Bank (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NatWest Markets franchise which was initiated in December 2016, and will continue to operate the NatWest Markets franchise as a direct subsidiary of RBSG.  The transfer, as described above, will be effected principally by utilising a legal scheme entitled a 'Ring-Fencing Transfer Scheme' under Part VII of the Financial Services and Markets Act 2000.  The implementation of such a scheme is subject to, amongst other considerations, regulatory approval and the sanction of the Court of Session in Scotland, Edinburgh (the 'Court').  A hearing to seek the Court's approval of the scheme is expected to be held on 22 March 2018.

Additional information

Risk factors continued
The approval of the scheme by the Prudential Regulation Authority ('PRA') is expected to be confirmed shortly before that hearing date.  If the scheme is duly approved by the Court at the hearing expected to be held on 22 March 2018, it is expected that the scheme will be implemented with effect from 30 April 2018 or any later date which the RBS Group may agree with the PRA and the Financial Conduct Authority ('FCA').  It remains possible that the court process described above may result in amendments being required to be made to the RBS Group's current plan and that this may result in delays in the implementation of the UK ring-fencing compliant structure, additional costs and/or changes to the RBS Group's and the Group's business.

In addition, during the second half of 2018, it is proposed that NatWest Holdings Limited, being the parent of the future ring-fenced sub-group (which together with other entities is intended to include National Westminster Bank Plc, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC), will become a direct subsidiary of RBSG.  This is expected to occur through a capital reduction of The Royal Bank of Scotland plc (to be renamed NatWest Markets Plc), which will be satisfied by the transfer of the shares in NatWest Holdings Limited currently held by The Royal Bank of Scotland plc to RBSG, which will occur via a further and separate court process, which is subject to the relevant Court and regulatory approvals.  It is possible that the court process described above may result in amendments being required to be made to the RBS Group's current plan and that this may result in delays in the implementation of the UK ring-fencing compliant structure, additional costs and/or changes to the RBS Group's and the Group's business.

During the course of 2018, it is proposed that the RBS Group will seek to implement a second, smaller ring-fencing transfer scheme as part of its strategy to implement its future ring-fencing compliant structure, which is proposed to transfer certain assets from National Westminster Bank Plc to the Bank (by then renamed to NatWest Markets Plc).  Such a scheme would be subject to the same reviews and approvals as described above in connection with the first scheme.

As a result of the implementation of the changes described above, there will be a material impact on the composition of the Group's assets and liabilities and the businesses it operates and will require a significant legal and organisational restructuring of the RBS Group and the Group and the transfer of large numbers of assets, liabilities, obligations, customers and employees between legal entities within the RBS Group. As the Bank is currently the principal operating subsidiary of RBSG and holds a significant share of the RBS Group's assets and businesses, such changes, in conjunction with the concurrent restructuring of the NatWest Markets franchise, will result in a significant reduction of the perimeter of the Group's activities as well as the assets held by the Group as such businesses and assets will be divested or transferred to other entities within the RBS Group, which may adversely impact its security holders.

The RBS Group's final ring-fenced legal structure and the actions being taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals. In particular, transfers of assets and liabilities by way of a Ring-Fencing Transfer Scheme, as described above, must be reviewed and reported on by an Independent Skilled Person appointed by the RBS Group with the prior approval of the PRA (having consulted with the FCA).  The reports of the Skilled Person are made public and form part of the court process described above.

The implementation of these changes involves a number of risks related to both the revised RBS Group and Group structures and also the process of transition to such new structures. Those risks include the following:

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As a result of ring-fencing, the Bank will have fewer customers as certain customers will be moved from the Group to RFB entities, and certain customers will also be required to deal with both the RFB and other RBS Group entities outside the RFB (including the Bank), in order to obtain the full range of products and services or to take any affirmative steps in connection with the reorganisation. The Group is unable to predict how some customers may react to these and other required changes.

●
As a result of ring-fencing, subject to certain exceptions, the Group will no longer be able to undertake retail or protected activities, including the accepting of European Economic Area retail deposits which must be carried out exclusively within the RFB. This will require the transfer of certain of the current Group's activities to the RFB, leading to a loss of revenue and assets for the Group. Such changes will alter the scope of the Group's activities. Such adjustments to the Group's activities and any related loss of customers may have a material adverse effect on the Group's business, financial condition and results of operations.

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As part of the establishment of the RFB, the RFB will need to operate independently from other RBS Group entities outside the RFB, including the Bank, and as a result, amendments will need to be made to the RBS Group's existing corporate governance structure to ensure the RFB is independent of the Bank. This new structure, which will also require the approval of the PRA, may result in divergences between the various governance bodies within the RBS Group and create operational challenges. In particular, capital and funding requirements of the Bank and other RBS Group entities outside the RFB will increasingly be managed at the level of the Group as a result of these increasingly independent governance structures and this may have an impact on the availability and cost of funding for the Group.

Additional information

Risk factors continued

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The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group's treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of the Bank on a standalone basis and may heighten the cost of capital and funding for the Bank and its subsidiaries. The ability of the Bank to meet funding and capital prudential requirements may be dependent on obtaining adequate credit ratings. There can be no guarantee that such a credit rating will be obtained by the Bank. The Group currently receives capital and funding support from RBS Group entities, including those which will ultimately be transferred to the RFB and which may no longer, or only to a limited extent, provide capital and funding support to the Group once a ring-fence compliant structure is established. Restrictions or changes imposed on the ability of the RBS Group to provide intra-group funding, capital or other support directly or indirectly to the Bank or its subsidiaries, may result in funding or capital pressures and liquidity stress for the Bank or its subsidiaries.

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The Group currently receives certain services from, and provides other services to, entities within the RBS Group and has access to the infrastructure of the RBS Group which the Group currently requires in order to operate its business. In order to comply with the requirements of the UK ring-fencing regime, the RBS Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing legislation and rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers which may involve associated execution risk and may result in increased costs. Arrangements between the RFB and other RBS Group entities outside the RFB, including the Bank and its subsidiaries, will also need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm's-length basis, which may result in increased operational costs for the Group if it duplicates certain infrastructure that, following implementation are run from inside the RFB or rely on third party providers for the provision of such services or infrastructure.

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Once the UK ring-fencing regime is implemented, reliance on intragroup exemptions in relation to the limits of risk-weighted assets and large exposures will not be possible between the RFB and other RBS Group entities outside the RFB (including the Bank) and may result in risk-weighted assets inflation for the Bank and/or the RBS Group.

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From 2026 it will not be possible for the Group or other entities outside the RFB to participate in the same defined benefit pension scheme as RFB entities or their wholly-owned subsidiaries. As a result, it will be necessary to restructure the RBS Group's defined benefit pension scheme (including The Royal Bank of Scotland Group Pension Fund ( 'Main scheme') in which the Group currently participates). This restructuring will be such that either the Group or the RFB entities leave the current scheme. The costs of separation may be material and may trigger certain legal and regulatory obligations including possibly increased contributions. Such restructuring may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation. See 'The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions, any devaluation in the asset portfolio held by the pension trustee, or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.'

●
The restructuring and planned transfers may also result in accounting consequences for the Bank. Although a number of transfers will be made at book value between fully owned RBS Group entities, certain transfers will be made at fair value which may result in a profit or loss being recognised by the Bank.  In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

●	In addition, the proposed transfers may have tax costs, or may impact the tax attributes of the Bank and the ability to transfer tax losses.

The steps required to implement the UK ring-fencing regime within the RBS Group (including with respect to the Group) to comply with the relevant rules and regulations are complex and require an extended period of time to plan, execute and implement and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group's other ongoing restructuring efforts (many of which impact or will impact the Group). External or internal factors including new and developing legal requirements relating to the regulatory framework for the banking industry and the evolving regulatory and economic landscape resulting from Brexit, as well as further political developments or changes to the RBS Group's current strategy, may require the RBS Group to further restructure its operations (including certain Group operations in the UK and Western Europe) and may in turn require further changes to be made to the RBS Group's ring-fencing plans (including the planned structure of the RBS Group post implementation).

The completion of ring-fencing will substantially reconfigure the way RBSG holds its businesses and the legal entities within the RBS Group, including fundamentally reshaping the Group. There is no certainty that the RBS Group will be able to complete the legal restructuring and migration of customers' assets and liabilities by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the RBS Group's operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the RBS Group's and/or the Group's profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the Group's reputation, results of operations, financial condition and prospects.

Additional information
Risk factors continued

In July 2018 the RBS Group plans to reorganise the capital structure of the Bank by way of a Court approved capital reduction. While the impact on the Bank's capital will depend on number of factors, including the potential resolution of outstanding litigation and conduct matters, the reduction is expected to be a material change to the Bank's absolute level of capital.

Following the transfer of certain assets and liabilities out of the Bank (to be renamed NatWest Markets Plc) to Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) at the end of April 2018 pursuant to the proposed first Ring-Fencing Transfer Scheme, in July 2018 the RBS Group plans to reorganise the capital structure of the Bank by way of a Court approved capital reduction.  As part of that Court process, the Bank's shareholding in NatWest Holdings Limited, as the parent of the RFB, will be distributed to RBSG thereby separating the RFB from the remainder of the RBS Group's activities.  The capital reduction will be a material change to the Bank's absolute level of equity while establishing it with capital intended to be commensurate with its ongoing activities.  The extent of the reduction will depend on number of factors, including the potential resolution of outstanding litigation and conduct matters.

The Group's capital requirements and needs could vary significantly over time, including as a result of the changes to the Group's business following the implementation of the ring-fencing regime and may also be affected by general economic conditions, industry trends, performance and many other factors not within the Group's control and the Group may be required to raise additional capital.

The Group's borrowing costs, its access to the debt capital markets and its sources of liquidity depend significantly on its and the RBS Group's credit ratings and, to a lesser extent, on the UK sovereign ratings.
The credit ratings of RBSG, the Bank and other RBS Group entities directly affect the cost of funding and capital instruments issued by those entities, as well as secondary market liquidity in those instruments. The implementation of ring-fencing is expected to change the funding strategy of the RBS Group and the Group.

A number of UK and other European financial institutions, including RBSG, the Bank and other RBS Group entities, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies' revised outlook relating to regulatory developments, macroeconomic trends and a financial institution's capital position and financial prospects.

The senior unsecured long-term and short-term credit ratings of  RBSG and the Bank are investment grade by Moody's, S&P and Fitch. The outlook for RBSG is currently stable for S&P, Fitch and Moody's and the outlook for the Bank is currently stable for S&P and Fitch and under review for downgrade for Moody's.   This outlook is consistent with previous statements made by Moody's that the implementation of the ring-fencing regime is likely to lead to downgrades in the ratings of the Bank.  Moody's has not given an indication of the extent of the potential downgrade.  Therefore, there is a risk that any such downgrade could be one or more notches.

Rating agencies regularly review the RBSG and RBS Group entity credit ratings, including those of RBSG, the Bank and other RBS Group entities, and their ratings of long-term debt are based on a number of factors,  such as the RBS Group's financial strength as well as factors not within the Group's control, including political developments, conditions affecting the financial services industry generally and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the form and timing of Brexit. In addition, the rating agencies may further review the RBSG, the Bank and other RBS Group entity ratings, as a result of the implementation of the UK ring-fencing regime and related reorganisation as well as pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues. A challenging macroeconomic environment, a delayed return to satisfactory profitability and greater market uncertainty could negatively impact the RBS Group's (and in particular, the Bank's) credit ratings and potentially lead to ratings downgrades which could adversely impact the RBS Group's (and in particular, the Bank's) ability to fund, and the cost of that funding, if any. As a result, the Bank's ability to access capital markets on acceptable terms and hence the ability to raise the amount of funding required, and the RBS Group's ability to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the RBS Group, could be affected. See 'Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group's business, including with respect to the perimeter of the Group's activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group's other ongoing restructuring efforts. The implementation of ring-fencing will fundamentally reshape the Group's business and operations.

Any reductions in the long-term or short-term credit ratings of RBSG and, in particular, the Bank, including downgrades below investment grade, could adversely affect the Group's issuance capacity in the financial markets, increase the funding and borrowing costs of the Group and, in particular, the Bank, require the Group and, in particular, the Bank, to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the Group's and, in particular, the Bank's access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties and clients willing to enter into transactions with the Group and, in particular, the Bank, and adversely affect its competitive position, all of which could have a material adverse impact on the Group's earnings, and in particular, the Bank's cash flow and financial condition.

Additional information

Risk factors continued
At 31 December 2017, a simultaneous one-notch long-term and associated short-term downgrade in the credit rating of RBS plc by the three main ratings agencies would have required RBS plc to post estimated additional collateral of £1.4 billion, without taking account of mitigating action by management. Individual credit ratings of RBS plc, RBS N.V., RBS International, RBS Securities Inc., National Westminster Bank Plc, Ulster Bank Ltd, Ulster Bank Ireland DAC and Adam & Company PLC are also important to the RBS Group when competing in certain markets such as corporate deposits and over-the-counter derivatives. As discussed above, the success of the implementation of the UK ring-fencing regime and the restructuring of the Group, is in part dependent upon the Bank (to be renamed NatWest Markets Plc) maintaining a sustainable investment grade credit rating and being able to satisfy their funding needs. A failure to maintain such a rating, or any subsequent downgrades may threaten the ability of the Bank or other entities outside of the RFB to satisfy their funding needs.

The major credit rating agencies downgraded and changed their outlook to negative on the UK's sovereign credit rating in June 2016 and September 2017 following the UK's decision to leave the EU. Any further downgrade in the UK Government's credit ratings could adversely affect the credit ratings of RBS Group entities (including the Bank) and may result in the effects noted above. Further political developments, including in relation to the UK's exit from the EU or the outcome of any further Scottish referendum could negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG, the Bank and other RBS Group entities.

The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK's membership of the European Union which could adversely impact the Group's business, results of operations, financial condition and prospects.

In a referendum held in the UK on 23 June 2016 (the 'EU Referendum'), a majority voted for the UK to leave the European Union ('EU'). On 29 March 2017 the UK Government triggered the exit process contemplated under Article 50 of the Treaty on European Union. This provides for a maximum two year period of negotiation to determine the terms of the UK's exit from the EU (also known as 'Brexit') and set the framework for the UK's new relationship with the EU.

After this period its EU membership and all associated treaties will cease to apply, unless some form of transitional agreement encompassing those associated treaties is agreed or there is unanimous agreement by the European Council with the UK to extend the negotiation period defined under Article 50. There is no certainty that negotiations relating to the terms of the UK's relationship with the EU will be completed within the two-year period designated by Article 50. Such negotiations may well extend beyond 29 March 2019, into any transitional period, the terms and duration of which are currently uncertain. Furthermore, the government has introduced the European Union (Withdrawal) Bill (the 'Withdrawal Bill') to the UK Parliament, which aims to repeal the European Communities Act of 1972 and to transpose EU law relevant to the UK into national law upon Brexit. However, the precise terms of the Withdrawal Bill, if enacted by the UK Parliament, are uncertain and it remains unclear how the Withdrawal Bill will impact the legal and regulatory landscape in the UK after it becomes effective. In addition, it is possible (although of low likelihood) that a disorderly termination of the Article 50 process could occur, resulting in the UK leaving the EU before 29 March 2019. The consequences of such an early termination of the Article 50 process are uncertain and adverse impacts could crystallise rapidly should this occur.

This prevailing uncertainty relates to the timing of Brexit, as well as to the negotiation and form of the UK's relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond. The timing of, and process for, such negotiations and the resulting terms of the UK's future economic, trading and legal relationships with both the EU and other counterparties could impact the RBS Group's and the Group's financial condition, results of operations and prospects. The direct and indirect effects of Brexit are expected to affect many aspects of the RBS Group's and the Group's business and operating environment, including as described elsewhere in these risk factors, and may be material.

The longer term effects of Brexit on the RBS Group's and the Group's operating environment are difficult to predict, and are subject to wider global macro-economic trends and events, but may significantly impact the RBS Group and the Group and their customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy. Until the bilateral and multilateral trading and economic relationships between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled, the longer-term effects of this uncertainty are likely to endure and their severity increase in the absence of such agreements.

There is related uncertainty as to the respective legal and regulatory arrangements under which the RBS Group and its subsidiaries (including the Group) will operate when the UK is no longer a member of the EU. The RBS Group and its counterparties may no longer be able to rely on the EU passporting framework for financial services and could be required to apply for authorisation in multiple jurisdictions in the EU. The cost and timing of that authorisation process is uncertain.

Additional information

Risk factors continued
The RBS Group has already announced plans to re-purpose its Dutch banking subsidiary, RBS N.V., to conduct the NatWest Market franchise's European business and further changes to the RBS Group's business operations may be required. The ability of the Bank (to be renamed NatWest Markets Plc) to utilise RBS N.V. as a platform for its European business is subject to uncertainty and there is no guarantee that the use of such platform will be successful.   The RBS Group is also monitoring proposed amendments to the prudential framework for non-EU banks operating within in the EU. These and any other restructuring or commercial actions as well as new or amended rules, could have a significant impact on the RBS Group's operations and/or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and as a result adversely impact the RBS Group's and the Group's profitability, business model and product offering. These impacts would potentially be greater in the event of a disorderly termination of the Article 50 process and early Brexit. See 'The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group's operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.'

The RBS Group and the Group face additional political uncertainty as to how the Scottish parliamentary process may impact the negotiations relating to Brexit.  RBSG and the Bank are each headquartered and incorporated in Scotland.  Any changes to Scotland's relationship with the UK or the EU (as an  indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries (including the Group) operate, and may require further changes to be made to the RBS Group's or the Group's structure, independently or in conjunction with other mandatory or strategic structural and organisational changes and as a result could adversely impact the RBS Group and the Group.

The Group is currently subject to increased political risks as a result of the UK Government's majority ownership stake in RBSG. The UK Government in its November 2017 Autumn Budget indicated its intention to recommence the process for the privatisation of RBSG before the end of 2018-2019, although there can be no certainty as to the commencement of any sell-downs or the timing or extent thereof. See 'HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including indirectly on the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.' Were there to be a change of UK government as a result of a general election, the Group may face new risks as a result of a change in government policy.  In its 2017 manifesto, for example, the Labour Party announced its intention to launch a consultation on breaking up the RBS Group to create new local public banks, a move that could impact the Group.

In addition to the political risks described above, the RBS Group remains exposed to risks arising out of geopolitical events, such as the imposition of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels.

Operational risks are inherent in the Group's businesses and these risks are heightened as the Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime and implementation of the Alternative Remedies Package, against the backdrop of legal and regulatory changes.
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The Group has complex and diverse operations and operational risks or losses can result from a number of internal or external factors, including:

●	internal and external fraud and theft from the RBS Group or the Group, including cybercrime;
●	compromise of the confidentiality, integrity, or availability of the RBS Group's or the Group's data, systems and services;
●	failure to identify or maintain the RBS Group's or the Group's key data within the limits of their agreed risk appetite;
●	failure to provide adequate data, or the inability to correctly interpret poor quality data;
●
failure of the RBS Group's or the Group's technology services due to loss of data, systems or data centre failure as a result of the Group's actions or actions outside the Group's control, or failure by third parties to restore services;

●	failure to appropriately or accurately manage the RBS Group's or the Group's operations, transactions or security;
●	incorrect specification of models used by the RBS Group or the Group or implementing or using such models incorrectly;
●	failure to effectively execute or deliver the transformation programme;
●	failure to attract, retain or engage staff;
●	insufficient resources to deliver change and business-as-usual activity;
●	decreasing employee engagement or failure by the RBS Group or the Group to embed new ways of working and values; or
●	incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Operational risks for the Group are and will continue to be heightened as a result of the number of initiatives being concurrently implemented by the Group, in particular the implementation of the Group's transformation programme, its cost-reduction programme, the implementation of the UK ring-fencing regime and implementation of the Alternative Remedies Package. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is often highly correlated and dependent on the successful implementation of interdependent initiatives.

Additional information

Risk factors continued
These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the Group's ability to maintain effective internal controls and governance frameworks. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of such risks could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are highly dependent on its and the RBS Group's IT systems. A failure of its or the RBS Group's IT systems, including as a result of the lack of or untimely investments, could adversely affect its operations, competitive position and investor and customer confidence and expose the RBS Group or the Group to regulatory sanctions.
The RBS Group's and the Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the RBS Group's and the Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the RBS Group's and the  Group's operations.

The vulnerabilities of the RBS Group's and the Group's IT systems are in part due to their complexity, which is attributable to overlapping multiple dated systems that result from the RBS Group's historical acquisitions and insufficient investment prior to 2013 to keep the IT applications and infrastructure up-to-date. Within a complex IT estate, the risk of disruption due to end-of-life hardware and software may create challenges in recovering from system breakdowns. In 2017, the Group made progress to remediate or replace out of date systems, reducing the overall risk of disruption. However, some risk remains, and will require continued focus and investment on an on-going basis to limit any IT failures which may adversely affect the RBS Group's or the Group's relationship with their customers and their reputation, and which may also lead to regulatory investigations and redress.

The RBS Group's and the Group's regulators in the UK, continue to actively monitor progress being made by banks in the UK to modernise, manage and secure their IT infrastructure and environment, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the RBS Group's or the Group's ability to provide service to their customers, which could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the RBS Group and the Group operate.
In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the RBS Group's and/or the Group's reputation, business and brands, which could undermine its ability to attract and keep customers.

The RBS Group and the Group currently are implementing a number of complex change initiatives, including their transformation programme, the UK ring-fencing regime and the restructuring of the NatWest Markets franchise. A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the RBS Group's or the Group's IT infrastructure or loss or publication of confidential customer data and in turn could cause long-term damage to the RBS Group's and the Group's reputation, brands, results of operations and financial position. In addition, recent or future regulatory changes, such as the EU General Data Protection Regulation and the CMA's Open Banking standard, increase the risks relating to the RBS Group's and the Group's ability to comply with rules that impact its IT infrastructure. Any non-compliance with such regulations could result in regulatory proceedings or the imposition of fines or penalties and consequently could have a material adverse effect on the RBS Group's and the Group's business, reputation, financial condition and future prospects.

The RBS Group has made, and will continue to make, considerable investments in its (including the Group's) IT systems and technology to further simplify, upgrade and improve its capabilities to make them more cost-effective and improve controls, procedures, strengthen cyber security defences, enhance the digital services provided to bank customers and improve the RBS Group's and the Group's competitive position, which is designed to reduce the potential for system failures which adversely affect their relationship with their customers and reputation, which may lead to regulatory investigations and redress. However, the RBS Group's and Group's current focus on cost-saving measures, as part of their transformation programme, may impact the resources available to implement further improvements to the RBS Group's and the Group's IT infrastructure and technology or limit the resources available for investments in technological developments and/or innovation. Should such investment and rationalisation initiatives fail to achieve the expected results, or prove to be insufficient, it could have a material adverse impact on the Group's operations, its ability to retain or grow its customer business or its competitive position and could negatively impact the Group's financial position.

The RBS Group and the Group are exposed to cyberattacks and a failure to prevent or defend against such attacks and, provide, as appropriate, notification of them, could have a material adverse effect on the Group's operations, results of operations or reputation.
The RBS Group and the Group are subject to regular cybersecurity attacks and related threats, which have targeted financial institutions, corporates, governments and other institutions across all industries. The RBS Group and the Group are increasingly reliant on technology which is vulnerable to attacks and these attacks continue to increase in frequency, sophistication and severity and could have a material adverse effect on the Group's operations, customers and reputation.

Additional information

Risk factors continued
The RBS Group and the Group rely on the effectiveness of their internal policies, controls, procedures and capabilities to protect the confidentiality, integrity and availability of information held on their computer systems, networks and devices, and also on the computer systems, networks and devices of third parties with whom the RBS Group and the Group interact. In connection with the implementation of the UK ring-fencing regime, certain systems, networks or devices may be migrated from the Bank level to the entities within the RFB, which may cause disruption or impact the effectiveness of such systems, networks or devices.

The RBS Group and the Group take appropriate measures to prevent, detect and minimise attacks that could disrupt the delivery of critical business processes to their customers. Because financial institutions such as the Group operate with complex legacy infrastructure, they may be even more susceptible to attack due to the increased number of potential entry points and weaknesses. In addition, the increasing sophistication of cyber criminals may increase the risk of a security breach of the RBS Group's and the Group's systems and as security threats continue to evolve the RBS Group and the Group may be required to invest additional resources to modify the security of their systems, which could have a material adverse effect on the RBS Group's and the Group's results of operations.

Failure to protect the Group's operations from cyberattacks or to continuously review and update current processes and controls in response to new or existing threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the Group's customers and staff.

The RBS Group and the Group's systems, and those of third parties suppliers, are often subject to cyberattacks which have to date been immaterial to the RBS Group's and the Group's operations. In 2017, the RBS Group experienced 11 distributed denial of service (DDOS) attacks against customer-facing websites, one of which caused minimal customer impacts  for a short period of time. This represents a decrease from 26 attacks against the RBS Group in 2016, but a recent surge of activity in the fourth quarter of 2017 points towards an increasing trend of such attacks into 2018. The Group's DDOS mitigation controls have recently been strengthened and will continue to be strengthened further in 2018. However, there can be no assurance that those and the RBS Group and the Group's other strategies to defend against cyberattacks, including future DDOS attacks, will be successful and avoid the potential adverse effects of cyberattacks on the RBS Group or the Group.

The Bank of England, the FCA and HM Treasury in the UK and regulators in the US and in Europe continue to recognise cybersecurity as a systemic risk to the financial sector and have highlighted the need for financial institutions to improve resilience to cyberattacks and provide timely notification of them, as appropriate. The RBS Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The RBS Group and the Group continue to participate in initiatives led by the Bank of England and other regulators designed to share best practice and to test how major firms respond to significant cyberattacks.  The outputs of this collaboration along with other regulatory and industry-led initiatives are continually incorporated into the RBS Group's and the Group's on-going IT priorities and improvement measures. However, the Group continues to expect that it and the RBS Group will be targeted regularly in the future but there can be no certainty that the Group will not be materially impacted by a future attack.

Any failure in the RBS Group's or the Group's cybersecurity policies, procedures or controls, could lead to the Group suffering financial losses, reputational damage, a loss of customers, additional costs (including costs of notification of consumers, credit monitoring or card reissuance), regulatory investigations or sanctions being imposed and could have a material adverse effect on the Group's results of operations, financial condition or future prospects.

The Group's business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
The markets for UK financial services, and the other markets within which the Group operates, are very competitive, and management expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), new lending models (such as peer-to-peer lending), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the Group's ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the Open Banking initiative and other remedies imposed by the Competition and Markets Authority (CMA) which are designed to further promote competition within retail banking.

Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group's ability to develop such services has become increasingly important to retaining and growing the Group's customer business in the UK.

There can be no certainty that the Group's investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking will be successful or that it will allow the Group to continue to grow such services in the future. Certain of the Group's current or future competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers.

Additional information

Risk factors continued
Furthermore, the Group's competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient, especially given the RBS Group's focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group's offering of innovative products and its competitive position.

The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base. If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.

For example, companies in the financial services industry are increasingly using artificial intelligence and/or automated processes to enhance their output and performance.  As part of this broader trend, the RBS Group is in the early stages of automating certain of its solutions and interactions within its customer-facing businesses. Such developments may result in unintended consequences or conduct risk for the RBS Group and the Group if such new processes, including the algorithms used, are not carefully tested and integrated into the RBS Group's and the Group's current solutions. In addition to such reputational risks, the development of automated solutions will require investment in technology and will likely result in increased costs for the RBS Group and the Group.

In addition, recent and future disposals and restructurings by the Group relating to the implementation of non-customer facing elements of the transformation programme and the UK ring-fencing regime, or required by the Group's regulators, as well as constraints imposed on the Group's ability to compensate its employees at the same level as its competitors, may also have an impact on its ability to compete effectively. Intensified competition from incumbents, challengers and new entrants in the Group's core markets could lead to greater pressure on the Group to maintain returns and may lead to unsustainable growth decisions. These and other changes in the Group's competitive environment could have a material adverse effect on the Group's business, margins, profitability, financial condition and prospects.

The Group is reliant on the RBS Group for capital, liquidity and funding support and expects to continue to be reliant, at least during its transition to becoming a standalone sub-group to comply with the UK ring-fencing requirements.

The Group currently receives capital, liquidity and funding support from the RBS Group, including from RBS Group entities which will ultimately be situated inside of the RFB.

Although the Group is transitioning to becoming a standalone sub-group of the RBS Group that will be independent of the RFB to operate in compliance with the UK ring-fencing regime by 1 January 2019, the Group is expected to continue to rely on the RBS Group for capital, liquidity and funding support, at least during the transition period and such reliance may be necessary for a longer period.

The Group will likely be required to hold securities that are compliant with the minimum requirements for own funds and eligible liabilities ('MREL') on an internal basis and in compliance with the capital requirements for a 'material subsidiary' as set forth by the Bank of England.  RBSG is the only entity that is able to issue MREL securities externally.  As a result, the Group's ability to meet its internal MREL is substantially reliant on RBSG's ability to issue sufficient amounts of external MREL securities and downstream the proceeds to the Group.  If RBSG is unable to issue adequate levels of MREL securities such that it is unable to downstream sufficient amounts to the Group, this could lead to a failure of the Group to meet its own individual internal MREL requirements as well as the internal MREL requirements of subsidiaries within the Group.  See 'Failure by the RBS Group or the Group to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group's results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.' and 'As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher capital levels than anticipated within the RBS Group's strategic plans and affect the RBS Group's and the Group's funding costs.'

In addition, the RBS Group has historically held and managed its liquidity portfolio centrally, via a single liquidity sub-group ('UK DoLSub') comprising the RBS Group's five licensed deposit-taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company PLC.  Following the legal entity restructuring in response to the UK government's ring-fencing legislation, the Bank will separately hold and manage its own liquidity portfolio.  It will therefore cease to form part of the UK DoLSub at a point in time in the second half of 2018 (subject to regulatory agreement).  As a result of the Bank (to be renamed NatWest Markets Plc) leaving the UK DoLSub, the Bank's liquidity position could be adversely affected, which may require unencumbered assets to be liquidated or may result in higher funding costs which may impact the Group's margins and profitability.  See 'The viability of Bank (to be renamed as NatWest Markets Plc) depends on its ability to access sources of liquidity and funding.  If the Bank is unable to raise adequate funds in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or it may result in higher funding costs which may impact the Group's margins and profitability.'

Additional information

Risk factors continued
The planned transfers of a substantial part of the Group's operations will result in a loss of customers and related revenue as the majority of existing personal, private, business and commercial customers will be moved into the RFB. The Group's funding and liquidity needs will be particularly challenging during this time, in particular if the RBS Group is not able to successfully complete its transformation programme and if the Group is not able to adapt its business models following the implementation of the ring-fencing regime to become a viable, competitive and profitable banking business. See 'Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group's business, including with respect to the perimeter of the Group's activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the Group's other ongoing restructuring efforts. The implementation of ring-fencing will fundamentally reshape the Group's business and operations.'

In addition, the Group currently also receives capital, liquidity and funding support from RBS Group entities which will ultimately be transferred to the RFB and which may no longer, or only to a limited extent, provide capital and funding support to the Group once a ring-fence compliant structure is established. The reduction or cessation of the ability of the RBS Group to provide capital injections, liquidity or other financial support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group. See 'The Group's borrowing costs, its access to the debt capital markets and its sources of liquidity depend significantly on its and the RBS Group's credit ratings and, to a lesser extent, on the UK sovereign ratings.' and 'The viability of Bank (to be renamed as NatWest Markets Plc) depends on its ability to access sources of liquidity and funding.  If the Bank is unable to raise adequate funds in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or it may result in higher funding costs which may impact the Group's margins and profitability.'

The Group's business performance and financial position could be adversely affected if its or the RBS Group's capital is not managed effectively or if it or the RBS Group is unable to meet their prudential regulatory requirements, including their capital targets.  Effective management of the RBS Group's and the Group's capital is critical to their ability to operate their businesses, comply with regulatory obligations, pursue their transformation programmes and current strategies resume dividend payments on RBSG ordinary shares, maintain discretionary payments and pursue their strategic opportunities.
The RBS Group and the Bank (on a standalone basis) are required by regulators in the UK, the EU and other jurisdictions in which they undertake regulated activities to maintain adequate capital resources. Adequate capital also gives the RBS Group and the Bank financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in their core UK and European markets.

The RBS Group currently targets a CET1 ratio at or above 13% throughout the period until completion of its restructuring. On the PRA transitional basis, the RBS Group's and the Bank's CET1 ratio were 15.9% and 14.7%, respectively, at 31 December 2017, compared with 13.4% and 13.1%, respectively, at 31 December 2016.

The RBS Group's target capital ratio for the RBS Group and the RBS Group entities, including the Bank, is based on its expected regulatory requirements and internal modelling, including stress scenarios. However, the ability of the RBS Group or the Bank to achieve such targets depends on a number of factors, including the implementation of the RBS Group's and the Bank's transformation programme and any of the factors described below. A shortage of capital, which could in turn affect the Group's capital ratio, could arise from:
●
a depletion of the RBS Group's or the Bank's capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments or accounting charges;

●
reduced upstreaming of dividends from the RBS Group's subsidiaries as a result of the Bank of England's approach to setting MREL within groups, requiring sub-groups, such as the Group, to hold internal MREL resources sufficient to match both their own individual MREL as well as the internal MREL of the subsidiaries constituting the sub-group;

●
an increase in the amount of capital that is required to meet the Bank's regulatory requirements, including as a result of changes to the actual level of risk faced by the RBS Group or the Group, factors influencing the RBS Group's regulator's determination of the firm-specific Pillar 2B buffer applicable to the RBS Group (PRA buffer), changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBS Group or the Bank, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes, or an increase in the RBS Group's view of any management buffer it needs, taking account of, for example, the capital levels or capital targets of the RBS Group's peer banks and criteria set by the credit rating agencies;

●
the implementation of the RBS Group's transformation programme, including in response to implementation of the UK ring-fencing regime, means certain intragroup funding arrangements will be limited and may no longer be permitted and the RBS Group entities, including the Bank, may need to increasingly manage funding and liquidity at an individual RBS Group or Group entity level, which could result in the RBS Group and the Bank being required to maintain higher levels of capital in order to meet their regulatory requirements than would otherwise be the case, as may be the case if the Bank of England were to identify impediments to the RBS Group's resolvability resulting from new funding and liquidity management strategies. In addition, once the UK ring-fencing regime is implemented, reliance on intragroup exemptions in relation to large exposures and liquidity will not be possible between the RFB and other RBS Group entities outside the RFB (including the Bank) and may result in risk-weighted assets inflation.

Additional information

Risk factors continued
In addition, the RBS Group's capital requirements, determined either as a result of regulatory requirements, including in light of the implementation of the UK ring-fencing regime and the establishment of the RFB or management targets, may impact the level of capital required to be held by the Group and as part of its capital management strategy, the RBS Group may decide to impose higher capital levels to be held by the Bank.

The RBS Group's and the Bank's current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals, natural attrition and other capital management initiatives.

Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the RBS Group's capital plan, a depletion of its or the Bank's capital resources, earnings and capital volatility resulting from the implementation of IFRS 9 as of 1 January 2018, or an increase in the amount of capital they need to hold (including as a result of the reasons described above), would adversely impact the RBS Group's or the Bank's ability to meet their capital targets or requirements and achieve their capital strategy during the restructuring period.

If the RBS Group or the Bank are determined to have a shortage of capital, including as a result of any of the circumstances described above, the RBS Group and the Bank may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive or may result in the RBS Group or the Bank being subject to regulatory interventions and sanctions. The RBS Group's regulators may also request that the RBS Group carry out certain capital management actions, which may impact the Group, or, in an extreme scenario, this may also trigger the implementation of the RBS Group's recovery plans. Such actions may, in turn, affect, among other things, the RBS Group's and/or the Group's product offering, ability to operate their businesses, comply with their regulatory obligations, pursue their transformation programme and current strategies, resume dividend payments on RBSG ordinary shares, maintain discretionary payments on capital instruments and pursue strategic opportunities, affecting the underlying profitability of the RBS Group and the Group and future growth potential.

If, in response to such shortage, certain regulatory capital instruments are converted into equity or the RBS Group raises additional capital through the issuance of share capital or regulatory capital instruments, existing RBSG shareholders may experience a dilution of their holdings. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on satisfactory terms. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the RBS Group's legal entity structure or by asset or business disposals. Such actions may affect the underlying profitability of the RBS Group and the Group.

Failure by the RBS Group or the Group to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group's results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.

The RBS Group and, where applicable, RBS Group entities (including the Group and the Bank, are subject to extensive regulatory supervision in relation to the levels and quality of capital it is required to hold in connection with its business, including as a result of the transposition of the Basel Committee on Banking Supervision's regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as CRD IV).

In addition, the RBS Group is currently identified as a global systemically important bank (G-SIB) by the FSB and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although the RBS Group belongs to the last 'bucket' of the FSB G-SIB list and is therefore subject to the lowest level of additional loss-absorbing capacity requirements.

Each business within the RBS Group is subject to performance metrics which factor in underlying regulatory capital requirements for the RBS Group and the Bank to ensure that business capital targets and generation are aligned to the RBS Group's overall risk appetite.

Under CRD IV, the RBS Group is required, on a consolidated basis, to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (Pillar 1 requirement). CRD IV also introduced a number of new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) that must be met with CET1 capital.

The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5% which is currently set at 1.0%, with binding effect from 28 November 2018 by the FPC for UK banks) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (G-SIB Buffer) and the other systemically important institutions buffer, is referred to as the 'combined buffer requirement'.

These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the G-SIB Buffer. The G-SIB Buffer is currently set at 1.0% for the RBS Group (from 1 January 2017), and is being phased in over the period to 1 January 2019. The systemic risk buffer will be applicable from 1 January 2019.

Additional information

Risk factors continued
The Bank of England's Financial Policy Committee (the FPC) was responsible for setting the framework for the systemic risk buffer and the PRA adopted in December 2016 a final statement of policy implementing the FPC's framework. In early 2019, the PRA is expected to determine which institutions the systemic risk buffer should apply to, and if so, how large the buffer should be up to a maximum of 3% of a firm's risk-weighted assets. The systemic risk buffer will apply to ring-fenced entities only and not all entities within a banking group. The systemic risk buffer is part of the UK framework for identifying and setting higher capital buffers for domestic systemically important banks (D-SIBs), which are groups that, upon distress or failure, could have an important impact on their domestic financial systems.

In addition, national supervisory authorities may add extra capital requirements (the Pillar 2A requirements) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements. The RBS Group's current Pillar 2A requirement has been set by the PRA at an equivalent of 4.0% of risk-weighted assets.

The PRA has also introduced a firm-specific PRA buffer, which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and is to be met with CET1 capital (in addition to any CET1 capital used to meet any Pillar 1 or Pillar 2A requirements). Where appropriate, the PRA may require an increase in an institution's PRA buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of risk management and governance weaknesses, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement. The FPC and PRA have expressed concerns around potential systemic risk associated with recent increases in UK consumer lending and the impact of consumer credit losses on banks' resilience in a stress scenario, which the PRA has indicated that it will consider when setting capital buffers for individual banks.

In addition to capital requirements and buffers, the regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions. These include a minimum leverage requirement of 3.25% which applies to major UK banks, as recalibrated in October 2017 in accordance with the FPC's recommendation to the PRA. In addition, the UK leverage ratio framework provides for: (i) an additional leverage ratio to be met by G-SIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm's capital G-SIB Buffer or systemic risk buffer and which is being phased in from 2016 (currently set at 0.75% from 1 January 2018) and (ii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm's countercyclical capital buffer. Further changes may be made to the current leverage ratio framework as a result of future regulatory reforms, including the FSB proposals and proposed amendments to the CRD IV proposed by the European Commission in November 2016.

Most of the capital requirements which apply or will apply to the RBS Group or to the Group (directly or indirectly as a result of RBS Group internal capital management) will need to be met in whole or in part with CET1 capital.  CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares. As a result, the RBS Group's ability meet applicable CET1 capital requirements is dependent on organic generation of CET1 through sustained profitability and/or the RBS Group's ability to issue ordinary shares, and there is no guarantee that the RBS Group may be able to generate CET1 capital through either of these alternatives.

The amount of regulatory capital required to meet the RBS Group's and the Bank's regulatory capital requirements (and any additional management buffer), is determined by reference to the amount of risk-weighted assets held by the RBS Group and the Bank. The models and methodologies used to calculate applicable risk-weightings are a combination of individual models, subject to regulatory permissions, and more standardised approaches. The rules are applicable to the calculation of the RBS Group's and the Bank's risk-weighted assets are subject to regulatory changes which may impact the levels of regulatory capital required to be met by the RBS Group and the Bank.

On 7 December 2017, the Basel Committee on Banking Supervision published revised standards intended to finalise the Basel III post-crisis regulatory reforms. The revised standards include the following elements: (i) a revised standardised approach for credit risk, which will improve the robustness and risk sensitivity of the existing approach; (ii) revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited; (iii) revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardised approach; (iv) a revised standardised approach for operational risk, which will replace the existing standardised approaches and the advanced measurement approaches; (v) revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB's risk-weighted capital buffer; and (vi) an aggregate output floor, which will ensure that banks' risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework's standardised approaches.

The revised Basel III standards will take effect from 1 January 2022 and will be phased in over five years. Although the revised Basel III standards must be implemented through legislation in the EU and UK, and precise estimates of their impact would be premature at this time, the revised standards may result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the RBS Group or the Group under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA's determination of the RBS Group's Pillar 2A or PRA buffer requirements with respect to such exposures.

In the UK, the PRA also set revised expectations to the calculation of risk-weighted capital requirements in relation to residential mortgage portfolios which firms are expected to meet by the end of 2020. To this effect, firms should also submit amended models for regulatory approval.

Additional information

Risk factors continued
Although the above provides an overview of the capital and leverage requirements currently applicable to the RBS Group and the Bank, such requirements are subject to ongoing amendments and revisions, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators. In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and the EU Bank Recovery and Resolution Directive (the BRRD). Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the RBS Group or its subsidiaries (including the Bank). This uncertainty is compounded by Brexit which may result in further changes to the prudential and regulatory framework applicable to the RBS Group and the Bank.

If the RBS Group is unable to raise the requisite amount of regulatory capital (including loss absorbing capital in the form of MREL), or if the RBS Group or the Bank otherwise fail to meet regulatory capital and leverage requirements, they may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, and restrictions on distributions or they may be required to reduce further the amount of their risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, including businesses within the Group, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group or the Group.

This may also result in write-down or the conversion into equity of certain regulatory capital instruments issued by the RBS Group or the issue of additional equity by the RBS Group, each of which could result in the dilution of the RBS Group's existing shareholders. A breach of the RBS Group's or the Bank's applicable capital or leverage requirements may also trigger the application of the RBS Group's recovery plan to remediate a deficient capital position.

Any of these developments, including the failure by the RBS Group to meet its regulatory capital and leverage requirements, may have a material adverse impact on the Group's capital position, operations, reputation or prospects.

As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher capital levels than anticipated within the RBS Group's strategic plans and affect the RBS Group's and the Group's funding costs.
In addition to the prudential requirements applicable under CRD IV, the BRRD introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and 'eligible liabilities' (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as MREL), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors.

In November 2015, the FSB published a final term sheet setting out its total loss-absorbing capacity ('TLAC') standards for G-SIBs. The EBA was mandated to assess the implementation of MREL in the EU and the consistency of MREL with the final TLAC standards and published an interim report setting out the conclusions of its review in July 2016 and its final report in December 2016. On the basis of the EBA's work and its own assessment of CRD IV and the BRRD, the European Commission published in November 2016 a comprehensive set of proposals, seeking to make certain amendments to the existing MREL framework. In particular, the proposals make a number of amendments to the MREL requirements under the BRRD, in part in order to transpose the FSB's final TLAC term sheet.

The UK government is required to transpose the BRRD's provisions relating to MREL into law through further secondary legislation. In November 2016, the Bank of England published its final rules setting out its approach to setting MREL for UK banks. These final rules (which were adopted on the basis of the current MREL framework in force in the EU) do not take into account the European Commission's most recent proposals with respect to MREL and differ in a number of respects. In addition, rules relating to a number of specific issues under the framework remain to be implemented. These include internal MREL requirements, in respect of which the FSB published guiding principles in July 2017. The Bank of England published a consultation paper in October 2017 but has not yet published a final statement of policy on its approach to setting internal MREL.  The Bank of England has also stated that it expects to set out policy proposals for MREL cross-holdings and disclosure requirements once there is greater clarity as to the timing and final content of related EU proposals.

The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution. In its final rules, the Bank of England has set out a staggered compliance timeline for UK banks, including with respect to those requirements applicable to G-SIBs (including the RBS Group).

Additional information
Risk factors continued
Under the revised timeline, G-SIBs will be expected to (i) meet the minimum requirements set out in the FSB's TLAC term sheet from 1 January 2019 (i.e. the higher of 16% of risk-weighted assets or 6% of leverage exposures), and (ii) meet the full MREL requirements to be phased in from 1 January 2020, with the full requirements applicable from 2 January 2022 (i.e. for G-SIBs two times Pillar 1 plus Pillar 2A or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures). MREL requirements are expected to be set on consolidated, sub-consolidated and individual bases, and are in addition to regulatory capital requirements (so that there can be no double counting of instruments qualifying for capital requirements).

For institutions, including the RBS Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities must be issued by the resolution entity (i.e. the holding company for the RBS Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities).

The final rules set out a number of liabilities which cannot qualify as MREL and are therefore 'excluded liabilities'. As a result, senior unsecured issuances by RBSG will need to be subordinated to the excluded liabilities described above.

The proceeds from such issuances will be transferred to material operating subsidiaries (as identified using criteria set in the Bank of England's final rules on internal MREL) in the form of capital or another form of subordinated claim. In this way, MREL resources will be 'structurally subordinated' to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and - if necessary - for resolution to occur at the holding company level, without placing the operating companies into a resolution process. The TLAC standard requires that the total amount of excluded liabilities on RBSG's balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has adopted this criterion in its final rules. If the RBS Group were to fail to comply with this 'clean balance sheet' requirement, it could disqualify otherwise eligible liabilities from counting towards MREL and result in the RBS Group breaching its MREL requirements.

The purpose of internal MREL requirements is to provide for loss-absorbing capacity to be appropriately distributed within a banking group and to provide the mechanism by which losses can be transferred from operating companies to the resolution entity. The Bank of England proposes to set internal MREL requirements above capital requirements for each 'material subsidiary' of a banking group.  The Bank of England will formally determine which entities within the group represent material subsidiaries, with reference to indicative criteria including such subsidiary's contribution to the RBS Group's risk-weighted assets and operating income.

It will also set the internal MREL requirement, calibrated to be between 75% and 90% of the external MREL requirement that would otherwise apply to a material subsidiary were it a resolution entity in its own right. Such requirements must be met with internal MREL resources which are subordinated to the operating liabilities of the material subsidiary issuing them and must be capable of being written down or converted to equity via a contractual trigger.  These liabilities, issued to other group entities (typically the issuing entity's immediate parent), must be priced on an arm's-length basis.  The impact of these requirements on the RBS Group and the Group, the cost of servicing these liabilities and the implications for the RBS Group's and the Group's funding plans cannot be assessed with certainty until the Bank of England's proposed internal MREL policy is finalised and final rules are published.

Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the RBS Group to restructure its balance sheet and issue additional capital and other instruments compliant with the rules, which may be costly, whilst certain existing Tier 1 and Tier 2 securities and other senior, unsecured instruments issued by the RBS Group will cease to count towards the RBS Group's loss-absorbing capacity for the purposes of meeting MREL/TLAC requirements.  The RBS Group's resolution authority can impose an MREL requirement over and above the regulatory minima and potentially higher than the RBS Group's peers, if it has concerns regarding the resolvability of the RBS Group.

As a result, the RBS Group may be required to issue additional loss-absorbing instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments and may see an increased risk of a breach of the RBS Group's combined buffer requirement triggering the restrictions relating to the MDA described above.

There remain some areas of uncertainty regarding the implementation of outstanding regulatory requirements in the UK, the EU and globally, and the final requirements to which the RBS Group will be subject, and the RBS Group may therefore need to revise its capital plan accordingly.

The Group's businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other global risks, including risks arising out of geopolitical events and political developments and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.
Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group's businesses and its customers and counterparties. As part of its revised strategy, the RBS Group has been refocusing its business in the UK, the ROI and Western Europe and, accordingly is more exposed to the economic conditions of the British economy as well as the Eurozone. In particular, the longer term effects of Brexit are difficult to predict and are subject to wider global macro-economic trends, but may include periods of financial market volatility and slower economic growth, in the UK in particular, but also in the ROI, Europe and the global economy, at least in the short to medium term.

Additional information
Risk factors continued
See 'The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK's membership of the European Union which could adversely impact the Group's business, results of operations, financial condition and prospects.' and 'The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group's operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result.'

 The outlook for the global economy over the medium-term remains uncertain due to a number of factors including political instability, an extended period of low inflation and low interest rates, although monetary policy has begun the process of normalisation in some countries. The normalisation of monetary policy in the USA may affect some emerging market economies which may raise their domestic interest rates in order to avoid capital outflows, with negative effects on growth and trade. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, volatility in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies to which the Group is exposed or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility.

Any of the above developments could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets.

Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects. Any such developments may also adversely impact the financial position of the Group's pension schemes, which may result in the Group being required to make additional contributions. See 'The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions, any devaluation in the asset portfolio held by the pension trustee, or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.'

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels.

Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other Member States from the EU, armed conflict, pandemics, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group's business, financial condition and results of operations.

The financial performance of the RBS Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.
The RBS Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of the Group's businesses. In particular, the Group has significant exposure to certain individual customers and other counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe principally Germany, the Netherlands, Ireland and France.

At 31 December 2017, the RBS Group's current exposure in the UK was £363.0 billion, in the US was £18.4 billion and in Western Europe (excluding the UK) was £60.0 billion); and within certain business sectors, namely personal and financial institutions (at 31 December 2016, personal lending amounted to £176.6 billion, and lending to banks and other financial institutions was £37.8 billion.

Provisions held on loans in default have decreased in recent years due to asset sales and the portfolio run-down in Ulster Bank Ireland DAC and the NatWest Markets franchise's legacy portfolios. If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the Group may be required to make additional provisions, which in turn would reduce earnings and impact the Group's profitability. The Group's lending strategy or processes may also fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, which may result in an increase in default rates, which may, in turn, impact the Group's profitability. Any adverse impact on the credit quality of the Group's customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group's assets and higher levels of impairment allowances, which could have an adverse effect on the Group's operations, financial position or prospects.

The credit quality of the Group's borrowers and its other counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. Credit quality has improved in certain of the Group's core markets, in particular the UK and Ireland, as these economies have improved. However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group's ability to enforce contractual security rights. In particular, developments relating to Brexit may adversely impact credit quality in the UK.

Additional information
Risk factors continued
In addition, as the RBS Group continues to implement its strategy and further reduces its scale and global footprint, the Group's relative exposure to the UK and to certain sectors and asset classes in the UK will continue to increase as its business becomes more concentrated in the UK as a result of the reduction in the number of jurisdictions outside of the UK in which it operates. The level of UK household indebtedness remains high and the ability of some households to service their debts could be challenged by a period of higher unemployment. Highly indebted households are particularly vulnerable to shocks, such as falls in incomes or increases in interest rates, which threaten their ability to service their debts.

In particular, in the UK the Group is at risk from downturns in the UK economy and volatility in property prices in both the residential and commercial sectors. With UK home loans currently representing the most significant portion of the Group's total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK residential property sector. In the UK commercial real estate market, activity has improved against 2016 but may be short-lived given continued political uncertainty and progress of negotiations relating to the form and timing of Brexit. There is a risk of further adjustment given the reliance of the UK commercial real estate market in recent years on inflows of foreign capital and, in some segments, stretched property valuations. As a result, the continued house price weakness, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates, inflation or increased unemployment, could also lead to higher impairments on loans held by the Group being recognised.

The Group also remains exposed to certain counterparties operating in certain industries which have been under pressure in recent years and any further deterioration in the outlook the credit quality of these counterparties may require the Group to make additional provisions, which in turn would reduce earnings and impact the Group's profitability.

In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised as a result of market conditions or regulatory intervention or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has particularly been the case with respect to large parts of the Group's commercial real estate portfolio. Any such deteriorations in the Group's recoveries on defaulting loans could have an adverse effect on the Group's results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the RBS Group and/or the Group.

This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis.

The effectiveness of recent prudential reforms designed to contain systemic risk in the EU and the UK is yet to be tested. Counterparty risk within the financial system or failures of the Group's financial counterparties could have a material adverse effect on the Group's access to liquidity or could result in losses which could have a material adverse effect on the Group's financial condition, results of operations and prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.  In addition, the Group expects to make additional contributions to cover pension funding deficits if there are degraded economic conditions or if there is any devaluation in the asset portfolio held by the pension trustee.
The Group maintains a number of defined benefit pension schemes for certain former and current employees. .  The UK ring-fencing regime will require significant changes to the structure of the Group's existing defined benefit pension schemes because, from 2026 it will not be possible for the Group or other entities outside the RFB to participate in the same defined pension benefit scheme as RFB entities or their wholly-owned subsidiaries. As a result, RFB entities cannot be liable for debts to pension schemes that might arise as a result of the failure of an entity that is not a RFB or wholly owned subsidiary thereof after 1 January 2026. The restructuring of the RBS Group and its defined benefit pension scheme to implement the UK ring-fencing regime could also affect assessments of the RBS Group's pension scheme deficits or result in the pension scheme trustees considering that the employer covenant has been weakened and result in further additional material contributions being required.

Additional information
Risk factors continued
The RBS Group is developing a strategy to meet these requirements.  This will require the agreement of the pension scheme trustee. The RBS Group's intention is for the Main Scheme to be supported by the RFB.  Discussions with the pension scheme trustee are ongoing and will be influenced by the RBS Group's overall ring-fence strategy and its pension funding and investment strategies.

If agreement is not reached with the pension trustee, alternative options less favourable to the RBS Group or the Group may need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the Group's existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee which could have a material adverse effect on the Group's results of operations, financial position and prospects.

Pension risk also includes the risk that the assets of the RBS Group's various defined benefit pension schemes, including those in which the Group participates, do not fully match the timing and amount of the schemes' liabilities, as a result of which the RBS Group and/or the Group are required or chooses to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected, or may have reduced in value relative to the pension liabilities it supports, and because there may be greater than expected increases in the estimated value of the schemes' liabilities and additional future contributions to the schemes may be required. Pension regulations may also change in a manner adverse to the RBS Group or the Group.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation.

Given economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, some of the RBS Group's pension schemes have experienced increased pension deficits.

The last triennial valuation of the Main scheme, which covers certain of the Group's current or former employees and to which the Group contributes, had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in the first quarter of 2016. The next triennial period valuation will take place in the fourth quarter of 2018 and the Main scheme pension trustee agreed that it would not seek a new valuation prior to that date, except where a material change arises. The 2018 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits. Notwithstanding the 2016 accelerated payment and any additional contributions that may be required beforehand as a result of a material change, the RBS Group expects to have to agree to additional contributions, to which the Group may be required to contribute over and above the existing committed past service contributions, as a result of the next triennial valuation. Under current legislation, such agreement would need to be reached no later than the first quarter of 2020. The cost of such additional contributions could be material and any additional contributions that are committed to the Main scheme following new actuarial valuations would trigger the recognition of a significant additional liability on the balance sheet of the Group and/or an increase in any pension surplus derecognised, which in turn could have a material adverse effect on the Group's results of operations, financial position and prospects.

Pension risk and changes to the RBS Group's funding of its pension schemes may have a significant impact on the RBS Group's and/or the Group's capital position.
The RBS Group's capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net pension assets are deducted from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the RBS Group being required to carry a capital add-on to absorb stress on the pension fund and finally the risk of additional contributions to the RBS Group's pension fund is taken into account in the Group's capital framework plan. Changes to the RBS Group's capital position or capital requirements relating to pension risks, are then reflected in the capital which the Group is required to hold, in line with the RBS Group's capital strategy which requires Group entities, including the Group, to maintain adequate capital at all times. In addition, an increase in the pension risk to which the Group is exposed may result in increased regulatory capital requirements applicable to the Group.

The RBS Group believes that the accelerated payment to the RBS Group's Main scheme pension fund made in the first quarter of 2016 improved the RBS Group's and the Group's capital planning and resilience through the period to 2019 and provided the Main Scheme pension trustee with more flexibility over its investment strategy. This payment has resulted in a reduction in prevailing Pillar 2A add-on. However, subsequent contributions required in connection with the 2018 triennial valuation, or otherwise, may adversely impact the RBS Group's and the Group's capital position.

As the RBS Group is unable to recognise any accounting surplus due to constraints under IFRIC 14, any contributions made which increase the accounting surplus, or contributions committed to which would increase the accounting surplus when paid, would have a corresponding negative impact on the RBS Group's capital position.

Additional information

Risk factors continued
As a result, if any of these assumptions proves inaccurate, the RBS Group's capital position may significantly deteriorate and fall below the minimum capital requirements applicable to the RBS Group or RBS Group entities (including the Bank), and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the RBS Group's and/or the Group's results of operations, financial prospects or reputation.

The impact of the Group's pension obligations on its results and operations are also dependent on the regulatory environment in which it operates. There is a risk that changes in prudential regulation, pension regulation and accounting standards, or a lack of coordination between such sets of rules, may make it more challenging for the RBS Group to manage its pension obligations resulting in an adverse impact on the RBS Group's CET1 capital.

The Group's businesses are exposed to the effect of movements in currency rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.

The Group's foreign exchange exposure arises from structural foreign exchange risk, including capital deployed in the Group's foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transacting entity.

The Group maintains policies and procedures to ensure the impact of exposures to fluctuations in currency rates are minimised. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group's non-UK subsidiaries and may affect the Group's reported consolidated financial condition or its income from foreign exchange dealing.

Changes in foreign exchange rates may result from the decisions of the Bank of England, ECB, the US Federal Reserve and from political or global market events outside the Group's control and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the sterling/US dollar exchange rates since the occurrence of the EU Referendum. Throughout 2017, ongoing UK negotiations to exit the EU have, amongst other factors, resulted in continued volatility in the sterling exchange rate relative to other major currencies. Continued or increasing volatility in currency rates can materially affect the Group's results of operations, financial condition or prospects.

Continued low interest rates have significantly affected and will continue to affect the Group's business and results of operations.  A continued period of low interest rates, and yield curves and spreads may affect net interest income, the effect of which may be heightened during periods of liquidity stress.

Interest rate and foreign exchange risks, discussed below, are significant for the Group. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. In the UK, the Bank of England lowered interest rates to 0.25% in August 2016 and raised them to 0.5% in November 2017.  However, there remains considerable uncertainty as to whether or when the Bank of England and other central banks will further increase interest rates. While the ECB has been conducting a quantitative easing programme since January 2015 designed to improve confidence in the Eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful and the extension of this programme until the end of September 2018 (or beyond) may put additional pressure on margins. Continued sustained low or negative interest rates or any divergences in monetary policy approach between the Bank of England and other major central banks could put further pressure on the Group's interest margins and adversely affect the Group's profitability and prospects. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely while increases in interest rates may support the Group's income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates. In turn, this could cause stress in the loan portfolio of the Group, particularly in relation to non-investment grade lending or real estate loans and consequently to an increase in delinquency rates and default rates among customers, leading to the possibility of the Group incurring higher impairment charges. Similar risks result from the exceptionally low levels of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity.

Additional information
Risk factors continued

The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group's and the Group's operations.

On 18 September 2017, the RBS Group received confirmation that an alternative remedies package announced on 26 July 2017 ('Alternative Remedies Package'), regarding the business previously described as Williams & Glyn, had been formally approved by the European Commission ('EC') in the form proposed.

The Alternative Remedies Package replaced the existing requirement to divest the business previously described as Williams & Glyn by 31 December 2017.  The Alternative Remedies Package focusses on the following two remedies to promote competition in the market for banking services to small and medium-sized enterprises ('SMEs') in the UK: (i) a £425 million capability and innovation fund that will grant funding to a range of eligible competitors in the UK banking and financial technology sectors; and (ii) a £275 million incentivised switching scheme which will provide funding for eligible bodies to help them incentivise SME customers of the business previously described as Williams & Glyn to switch their primary accounts and loans from the RBS Group, paid in the form of 'dowries' to business current accounts at the receiving bank.

The RBS Group has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the incentivised switching scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the incentivised switching scheme not be sufficient, RBSG may be required to make a further contribution, capped at £50 million.

An independent body ('Independent Body') is in the process of  being established to administer the Alternative Remedies Package. However, the implementation of the Alternative Remedies Package including but not limited to the funding commitments and financial incentives envisaged to be provided under the plan. Implementation of the Alternative Remedies Package could also divert resources from the RBS Group's and the Group's operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body can require the RBS Group to modify certain aspects of the RBS Group's execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body can extend the duration of the scheme by up to twelve months and can compel the RBS Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the Group's business.

As a direct consequence of the incentivised switching scheme, the Group will lose existing customers and deposits, which in turn will have adverse impacts on the Group's business and associated revenues and margins. Furthermore, the capability and innovation fund is intended to benefit eligible competitors and negatively impact the Group's competitive position.

To support the incentivised switching initiative, upon request by an eligible bank, the RBS Group has also agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may result in reputational and financial exposure for the Group and impact customer service quality for the Group's own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body.  The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage if these are not forthcoming.

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group's and the Group's operations, additional supervision by the RBS Group's regulators, and loss of investor or customer confidence, any of which could have a material adverse impact on the RBS Group and the Group. Delays in execution may also impact the RBS Group's and the Group's ability to carry out their transformation programme, including the implementation of cost saving initiatives and mandatory regulatory requirements. Such risks will increase in line with any delays.

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
The Group's businesses and performance are affected by financial market conditions. The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the Group's investment and trading portfolios. Financial markets have recently experienced and may in the near term experience significant volatility, including as a result of concerns about Brexit, political and financial developments in the US and in Europe, including as a result of general elections, geopolitical developments and developments relating to trade agreements volatility and instability in the Chinese and global stock markets, expectations relating to or actions taken by central banks with respect to monetary policy, and weakening fundamentals of the Chinese economy, resulting in further short-term changes in the valuation of certain of the Group's assets.  Uncertainty about potential fines for past misconduct and concerns about the longer-term viability of business models have also weighed heavily on the valuations of some financial institutions in Europe and in the UK, including the RBS Group.

Additional information
Risk factors continued
Any further deterioration in economic and financial market conditions or weak economic growth could require the RBS Group to recognise further significant write-downs and realise increased impairment charges, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios. As part of their transformation programme, the RBS Group and the Group are executing the run-down and sale of certain legacy portfolios and assets. Deteriorating market conditions could extend the time line to achieve this.

Moreover, market volatility and illiquidity (and the assumptions, judgments and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods reflecting, among other things, the then-prevailing market conditions and changes in the credit ratings of certain of the Group's assets may result in significant changes in the fair values of the Group's exposures, such as credit market exposures, and the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

In addition, for accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The Group's businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group's key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to extensive laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes. Among others, the implementation and strengthening of the prudential and recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, are considerably affecting the regulatory landscape in which the Group operates and will operate in the future, including as a result of the adoption of rules relating to the UK ring-fencing regime, severe restrictions on proprietary trading, CRD IV and the BRRD and certain other measures. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-tax evasion, payment systems, and antiterrorism laws and regulations, have resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group's ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Such risks are currently exacerbated by Brexit and the unprecedented degree of uncertainty as to the respective legal and regulatory frameworks in which the RBS Group and the Group will operate when the UK is no longer a member of the EU. For example, current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU (which may apply to the Group once the UK has formally exited the EU). See 'The Group has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the Group's operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the Group may not be a viable, competitive and profitable bank as a result'.

In addition, the RBS Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple European jurisdictions, the costs, timing and viability of which is uncertain.

Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the Group conduct its business, its authorisations and licenses, the products and services it offers, its reputation and the value of its assets, the Group's operations or legal entity structure, including attendant restructuring costs and consequently have a material adverse effect on its business, funding costs, results of operations, financial condition and prospects.

Additional information
Risk factors continued
Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:

●
amendments to the framework or requirements relating to the quality and quantity of regulatory capital as well as liquidity and leverage requirements, either on a solo, consolidated or subgroup level (and taking into account the new legal structure of the RBS Group and the Group following the implementation of the UK ring-fencing regime), including amendments to the rules relating to the calculation of risk-weighted assets and reliance on internal models and credit ratings as well as rules affecting the eligibility of deferred tax assets;

●
the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, BRRD, MREL or by the FSB's recommendations on TLAC;

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new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable reserves or distributable items necessary to make distributions or coupon payments or limit the circumstances in which such distributions may be made or the extent thereof;

●	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
●	further investigations, proceedings or fines either against the RBS Group or the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;
●	the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities;
●
increased regulatory scrutiny with respect to mortgage lending, including through the implementation of the FCA's UK mortgages market study and other initiatives led by the Bank of England or European regulators;

●
concerns expressed by the FPC and PRA around potential systemic risk associated with recent increases in UK consumer lending and the impact of consumer credit losses on banks' resilience in a stress scenario, which the PRA has indicated that it will consider when setting capital buffers for individual banks;

●
additional rules and regulatory initiatives and review relating to customer protection, including the FCA's Treating Customers Fairly regime and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets.

●
the imposition of additional restrictions on the Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

●	rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;
●	investigations into facilitation of tax evasion or avoidance or the creation of new civil or criminal offences relating thereto;
●	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
●	changes to financial reporting standards (including accounting standards or guidance) and guidance or the timing of their implementation;
●	changes to risk aggregation and reporting standards;
●	changes to corporate governance requirements, senior manager responsibility, corporate structures and conduct of business rules;
●	competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;
●
financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds, including the European Market Infrastructure Regulation and the Markets in Financial Instruments Directive and Regulation in the EU and the Dodd Frank Wall Street Reform Consumer Protection Act of 2010 in the US;

●	increased regulatory scrutiny with respect to UK payment systems by the Payments Systems Regulator and the FCA, including in relation to banks' policies and procedures for handling push payment scams;
●	increased attention to competition and innovation in UK payment systems and developments relating to the UK initiative on Open Banking and the European directive on payment services;
●	new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation ('GDPR');
●	restrictions on proprietary trading and similar activities within a commercial bank and/or a group;
●
the introduction of, and changes to, taxes, levies or fees applicable to the RBS Group's or the Group's operations, such as the imposition of a financial transaction tax, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

●	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in European member states or in other countries, such as the US);

Additional information
Risk factors continued
●
The Markets in Financial Instruments Directive ('MiFID') regulating the provision of 'investment services and activities' in relation to a range of customer-related areas and the revised directive ('MiFID II') and new regulation (Markets in Financial Instruments Regulation or 'MiFIR') replacing and changing MiFID to include expanded supervisory powers that include the ability to ban specific products, services and practices;

●
the European Commission's proposal to impose a requirement for any bank established outside the EU, which has an asset base of a certain size and has two or more institutions within the EU, to establish a single intermediate parent undertaking ('IPU') in the European Union, under which all EU entities within that group would operate; and

●
other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the RBS Group or the Group to comply with such laws, rules and regulations, may have a material adverse effect on the Group's business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's ability to engage in effective business, capital and risk management planning.

The RBS Group and the Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates or findings of deficiencies by the Group's regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group's business, capital and results.

Given the complexity of the RBS Group and the Group's business, strategy and capital requirements, the Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing. The Group's valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be periodically reviewed and updated to maximise their accuracy.

Risk factors continued

Failure of these models to accurately reflect changes in the environment in which the Group operates or to be updated in line with the changes in the RBS Group's or the Group's business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the Group's risk exposure or the risk profile of the Group's financial instruments or result in the RBS Group being required to hold additional capital as a function of the PRA buffer. For example, as the Group implements its transformation programme, including the restructuring and funding of its NatWest Markets franchise, the implementation of the UK ring-fencing regime any impacted models would need to be correctly identified and adapted in line with the implementation process. The Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the Group's regulators.

Some of the analytical models used by the Group are predictive in nature. In addition, a number of internal models used by the Group are designed, managed and analysed by the RBS Group and may not appropriately capture risks and exposures relating to the Group's portfolios. Some of the Group's internal models are subject to periodic review by its regulators and, if found deficient, the Group may be required to make changes to such models or may be precluded from using any such models, which could result in an additional capital requirement which could have a material impact on the Group's capital position.

The Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the Group's business, financial condition and results of operations, minimum capital requirements and reputation.

The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group's and/or the Group's financial condition, results of operations and investor confidence or result in restrictions on distributions.

The RBS Group is subject to annual stress tests by its regulator in the UK and also subject to stress tests by the European regulators with respect to RBSG, RBS N.V. and Ulster Bank Ireland DAC.  Stress tests provide an estimate of the amount of capital banks might deplete in a hypothetical stress scenario. In addition, if the stress tests reveal that a bank's existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position.

Additional information
Risk factors continued
There is a strong expectation that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements. However, if a bank is projected to fail to meet its systemic buffers, it will still be expected to strengthen its capital position over time but the supervisory response is expected to be less intensive than if it were projected to breach its minimum capital requirements. The PRA will also use the annual stress test results to inform its determination of whether individual banks' current capital positions are adequate or need strengthening. For some banks, their individual stress-test results might imply that the capital conservation buffer and countercyclical rates set for all banks is not consistent with the impact of the stress on them. In that case, the PRA can increase regulatory capital buffers for individual banks by adjusting their PRA buffers.

Under the 2017 Bank of England stress tests, which were based on the balance sheet of the RBS Group for the year ended 31 December 2016, the RBS Group's capital position before the impact of strategic management actions that the PRA judged could realistically be taken in the stress scenario remained below its CET1 capital hurdle rate and above its Tier 1 leverage hurdle rate. After the impact of strategic management actions the Group's capital position would have remained above its CET1 capital hurdle rate, but the PRA judged that RBSG did not meet its systemic reference point in this scenario. Given the steps RBSG had already taken to strengthen its capital position during 2017, the PRA did not require the RBS Group to submit a revised capital plan.

Failure by the RBS Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group's regulators requiring the RBS Group to generate additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the Group's financial condition, results of operations and prospects.

The Group's operations entail inherent reputational risk, i.e., the risk of brand damage and/or financial loss due to a failure to meet stakeholders' expectations of the Group's conduct, performance and business profile.

Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group or any other member of the RBS Group conducts or modifies its business activities and operations, including as a result of the transformation programme or other restructuring efforts, speculative or inaccurate media coverage, financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or the actual or perceived strength or practices in the banking and financial industry may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors.
Risk factors continued
Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Although the RBS Group has implemented a Reputational Risk Policy across customer-facing businesses (including those of the Group) to improve the identification, assessment and management of customers, transactions, products and issues which represent a reputational risk, the Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the Group's business, financial condition, results of operations and prospects.

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, results reported in future periods may reflect amounts which differ from those estimates. Estimates, judgments and assumptions take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group's results and financial position, based upon materiality and significant judgments and estimates, include goodwill, provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in 'Critical accounting policies and key sources of estimation uncertainty' on pages 96 to 98 of the 2017 Annual Report and Accounts. IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the Group are discussed in Accounting developments' on pages 98 and 99 of the 2017 Annual Report and Accounts..

Additional information
Risk factors continued
Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduced a new framework for the recognition and measurement of credit impairment, based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets that are not recorded at fair value tend to result in an increase in overall impairment balances when compared with the previous basis of measurement under IAS 39. The Group expects IFRS 9 to increase earnings and capital volatility in 2018 and beyond.

The valuation of financial instruments, including derivatives, measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgments and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. Resulting changes in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings, financial condition and capital position.

The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group's customers or counterparties.
In recent years, the RBS Group, including the Group, has sought to refocus its culture on serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy. However, the Group is exposed to various forms of conduct risk in its operations. These include business and strategic planning that does not adequately reflect the RBS Group's customers' needs, ineffective management and monitoring of products and distribution, actions taken that may not conform to their customer-centric focus, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

The Group's businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the RBS Group and the Group. In recent years, a number of multinational financial institutions, including entities within the RBS Group, have suffered material losses due to the actions of employees, including, for example, in connection with the foreign exchange and LIBOR investigations the Group may not succeed in protecting itself from such conduct in the future. It is not always possible to timely detect or deter employee misconduct and the precautions the RBS Group takes to detect and prevent this activity may not always be effective.

The RBS Group and the Group have implemented a number of policies and allocated new resources in order to help mitigate against these risks. The RBS Group and the Group have also prioritised initiatives to reinforce good conduct in their engagement with the markets in which they operate, together with the development of preventative and detective controls in order to positively influence behaviour.

Additional information

Risk factors continued
The RBS Group's and the Group's transformation programme is also intended to improve the control environment. Nonetheless, no assurance can be given that the RBS Group's and the Group's strategy and the control framework will be effective and that conduct and financial crime issues will not have an adverse effect on the Group's results of operations, financial condition or prospects.

The Group may be adversely impacted if its or the RBS Group's risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group's risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.
The management of risk is an integral part of all of the Group's activities. Risk management includes the definition and monitoring of the RBS Group's risk appetite and reporting of the RBS Group's and the Group's exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources of uncertainty and risks as described throughout these risk factors.

Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage risks effectively could adversely impact the RBS Group's and/or the Group's reputation or their relationship with their customers, shareholders or other stakeholders, which in turn could have a significant effect on the Group's business prospects, financial condition and results of operations.

Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See 'The RBS Group and the Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the Group operates or findings of deficiencies by the Group's regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group's business, capital and results.'

A failure by the Group to embed a strong risk culture across the organisation could adversely affect the ability of the RBS Group and the Group to achieve their strategic objectives.
In response to weaknesses identified in previous years, the RBS Group is currently seeking to embed a strong risk culture within the RBS Group (including the Group) based on a robust risk appetite and governance framework.

A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation. This framework has been implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. Notwithstanding the RBS Group's efforts, changing an organisation's risk culture requires significant time, investment and leadership, and such efforts may not insulate the RBS Group or the Group from future instances of misconduct. A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the RBS Group and/or the Group through an inability to achieve their strategic objectives for their customers, employees and wider stakeholders.

As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.
The Group's current and future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the RBS Group), which may place the Group at a competitive disadvantage. In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

Certain of the Group's directors as well as members of its executive committee and certain other senior managers and employees are also subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers' regime and certification regime took effect on 7 March 2016, whilst the conduct rules were applied to the wider employee population from 7 March 2017, with the exception of some transitional provisions. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

In addition, in order to ensure the independence of the RFB as part of the implementation of the UK ring-fencing regime, the RBS Group will be required to recruit new independent directors and senior members of management to sit on the boards of directors and board committees of the RFB and other RBS Group entities, and there may be a limited pool of competent candidates from which such appointments can be made.

Additional information

Risk factors continued
The RBS Group's evolving strategy has led to the departure of a large number of experienced and capable employees, including Group employees. The restructuring relating to the ongoing implementation of the transformation programme and related cost-reduction targets may cause experienced staff members to leave and prospective staff members not to join the RBS Group, including the Group. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the RBS Group's restructuring (including those which impact the Group) could have an adverse impact on the Group's business and future success.

The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the UK ring-fencing regime and the RBS Group's and the Group's strategies could prevent the Group from successfully maintaining its current standards of operation, implementing its strategy and meeting regulatory commitments. This could have a material adverse effect on the Group's business, financial condition and results of operations.

In addition, many of the Group's employees in the UK and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including indirectly on the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.

On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG, and which entity owns all of the Bank's share capital. The UK Government, through HM Treasury, held 70.5% of the issued ordinary share capital of the RBS Group as of 31 December 2017. The UK Government in its November 2017 Autumn Budget indicated its intention to recommence the process for the privatisation of the RBS Group before the end of 2018-2019 and to carry out over the forecast period a programme of sales of RBSG ordinary shares expected to sell down approximately two thirds of HM Treasury's current shareholding in the RBS Group, although there can be no certainty as to the commencement of any sell-downs or the timing or extent thereof.

Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, could negatively affect prevailing market prices for the outstanding ordinary shares of RBSG and other securities issued by the RBS Group and lead to a period of increased price volatility for the RBS Group's securities.

In addition, UKFI manages HM Treasury's shareholder relationship with the RBS Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the Bank) will continue to have their own independent board of directors and management team determining their own strategies, its position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group's capital strategy, dividend policy, remuneration policy or the conduct of any RBS Group entities, including the Bank. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board of RBSG has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition decisions and other regulatory interventions.
The competitive landscape for banks and other financial institutions in the UK, the rest of Europe and the US is changing rapidly. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government. The competitive landscape in the UK is also likely to be affected by the UK Government's implementation of the UK ring-fencing regime and other customer protection measures introduced by the Banking Reform Act 2013. The implementation of these reforms may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position and is likely to increase competitive pressures on the Group.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards. These reviews raised significant concerns about the effectiveness of competition in the retail banking sector.

The CMA's Retail Banking Market Investigation report sets out measures primarily intended to make it easier for consumers and businesses to compare PCA and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging. The CMA is working with HM Treasury and other regulators to implement these remedies which are likely to impose additional compliance requirements on the RBS Group and the Group and could, in aggregate, adversely impact the Group's competitive position, product offering and revenues.

Additional information

Risk factors continued
Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the RBS Group or the Group operate or result in restrictions on mergers and consolidations within the UK financial sector.

The impact of any such developments in the UK will become more significant as the Group's business becomes increasingly concentrated in the UK retail sector. These and other changes to the competitive framework in which the Group operates could have a material adverse effect on the Group's business, margins, profitability, financial condition and prospects.

RBSG and its subsidiaries, including the Bank, are subject to an evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.
In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions without use of public funds. These initiatives have been complemented by a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain prudential requirements and powers under CRD IV, and certain other measures introduced under the BRRD, including the requirements relating to loss absorbing capacity.

The BRRD, which was implemented in the UK from January 2015, provides a framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies in the EU, and the tools and powers introduced under the BRRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

Implementation of certain provisions of the BRRD remains subject to secondary rulemaking as well as a review by the European Parliament and the European Commission of certain topics mandated by the BRRD. In November 2016, as a result of this review, the European Commission published a package of proposals seeking to introduce certain amendments to CRD IV and the BRRD. These proposals are now subject to further discussions and negotiations among the European institutions and it is not possible to anticipate their final content. Further amendments to the BRRD or the implementing rules in the EU or the UK may also be necessary to ensure continued consistency with the FSB recommendations on key attributes of national resolution regimes and resolution planning for G-SIBs, including with respect to TLAC and MREL requirements.

In light of these potential developments as well as the impact of Brexit, there remains uncertainty as to the rules which may apply to the RBS Group going forward.

In addition, banks headquartered in countries which are members of the Eurozone are now subject to the European banking union framework. In November 2014, the ECB assumed direct supervisory responsibility for RBS N.V. and Ulster Bank Ireland DAC under the Single Supervisory Mechanism (SSM). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the Eurozone and other jurisdictions, would interact in the event of a resolution of the RBS Group, although it remains clear that the Bank of England, as UK resolution authority, would be responsible for resolution of the RBS Group overall (consistent with the RBS Group's single point of entry bail-in resolution strategy, as determined by the Bank of England)

The BRRD requires national resolution funds to raise 'ex ante' contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional 'ex post' funding contributions in the event the ex-ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although receipts from the UK bank levy are currently being used to meet the ex-ante and ex post funding requirements, the RBS Group may be required to make additional contributions in the future. In addition, RBS Group entities in countries subject to the European banking union are required to pay supervisory fees towards the funding of the SSM as well as contributions to the single resolution fund.

The recovery and resolution regime implementing the BRRD in the UK places compliance and reporting obligations on the RBS Group and the Group.  These compliance and reporting obligations may result in increased costs, including as a result of the RBS Group's mandatory participation in resolution funds, and heightened compliance risks, and the RBS Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all.  In addition to the costs associated with the issuance of MREL-eligible debt securities and compliance with internal MREL requirements, further changes may be required for the RBS Group and the Group to enhance their resolvability, in particular due to regulatory requirements relating to operational continuity and valuations capabilities in resolution.

In July 2016, the PRA  adopted a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

The application of such rules to the RBS Group requires the RBS Group to restructure certain of its activities relating to the provision of services from one legal entity to another within the RBS Group, may limit the RBS Group's ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services. Any such developments could have a material adverse impact on the Group.

Additional information

Risk factors continued
In August 2017, the Bank of England published a consultation paper setting out its preliminary views on the valuation capabilities that firms should have in place prior to resolution. The Bank of England has not yet published a final statement of policy in this area.  Achieving compliance with the expectations set out in any such statement of policy, once finalised, may require changes to the RBS Group's existing valuation processes and/or the development of additional capabilities, infrastructure and processes.  The RBS Group may incur costs in complying with such obligations, which costs may increase if the Bank of England determined that the RBS Group's valuation capabilities constitute an impediment to resolution and subsequently exercised its statutory power to direct the RBS Group to take measures to address such impediment.

In addition, compliance by the RBS Group with this recovery and resolution framework has required and is expected to continue to require significant work and engagement with the RBS Group's regulators, including in order for the RBS Group to continue to submit to the PRA an annual recovery plan assessed as meeting regulatory requirements and to be assessed as resolvable by the Bank of England.  The outcome of this regulatory dialogue may impact the operations or structure of the RBS Group or the Group, or otherwise result in increased costs, including as a result of the Bank of England's power under section 3A of the Banking Act to direct institutions to address impediments to resolvability.

The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write-down or conversion of securities issued by the RBS Group or the Group.

The Banking Act 2009, as amended to implement the BRRD (Banking Act) confers substantial powers on relevant UK authorities designed to enable them to take a range of actions in relation to UK banks or investment firms and certain of their affiliates in the event a bank or investment firm in the same group is considered to be failing or likely to fail. Under the Banking Act, wide powers are granted to the Bank of England (as the relevant resolution authority), as appropriate as part of a special resolution regime (the SRR). These powers enable the Bank of England to implement resolution measures with respect to a UK bank or investment firm and certain of its affiliates (including, for example, RBSG) (each a relevant entity) in circumstances in which the relevant UK resolution authorities are satisfied that the resolution conditions are met. Under the applicable regulatory framework and pursuant to guidance issued by the Bank of England, governmental financial support, if any is provided, would only be used as a last resort measure where a serious threat to financial stability cannot be avoided by other measures (such as the stabilisation options described below, including the UK bail-in power) and subject to the limitations set out in the Banking Act.

Several stabilisation options and tools are available to the Bank of England under the SRR, where a resolution has been triggered.
In addition, the Bank of England may commence special administration or liquidation procedures specifically applicable to banks. Where stabilisation options are used which rely on the use of public funds, such funds can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution. The Bank of England has indicated that among these options, the UK bail-in tool (as described further below) would apply in the event a resolution of the RBS Group were triggered.

Further, the Banking Act grants broad powers to the Bank of England, the application of which may adversely affect contractual arrangements and which include the ability to (i) modify or cancel contractual arrangements to which an entity in resolution is party, in certain circumstances; (ii) suspend or override the enforcement provisions or termination rights that might be invoked by counterparties facing an entity in resolution, as a result of the exercise of the resolution powers; and (iii) disapply or modify laws in the UK (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

The stabilisation options are intended to be applied prior to the point at which any insolvency proceedings with respect to the relevant entity would otherwise have been initiated. Accordingly, the stabilisation options may be exercised if the relevant UK resolution authority: (i) is satisfied that a UK bank or investment firm is failing, or is likely to fail; (ii) determines that it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of a UK bank or investment firm that will result in condition (i) above ceasing to be met; (iii) considers the exercise of the stabilisation powers to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial system, public confidence in the UK banking system and the protection of depositors, being some of the special resolution objectives) and (iv) considers that the special resolution objectives would not be met to the same extent by the winding-up of the UK bank or investment firm.

In the event that the Bank of England seeks to exercise its powers in relation to a UK banking group company (such as RBSG), the relevant UK resolution authority has to be satisfied that (A) the conditions set out in (i) to (iv) above are met in respect of a UK bank or investment firm in the same banking group (or, in respect of an EEA or third country credit institution or investment firm in the same banking group, the relevant EEA or third country resolution authority is satisfied that the conditions for resolution applicable in its jurisdiction are met) and (B) certain criteria are met, such as the exercise of the powers in relation to such UK banking group company being necessary having regard to public interest considerations.
Additional information

Risk factors continued
The use of different stabilisation powers is also subject to further 'specific conditions' that vary according to the relevant stabilisation power being used. Although the SRR sets out the pre-conditions for determining whether an institution is failing or likely to fail, it is uncertain how the relevant UK resolution authority would assess such conditions in any particular pre-insolvency scenario affecting RBSG and/or other members of the RBS Group (including the Bank) and in deciding whether to exercise a resolution power.

There has been no application of the SRR powers in the UK to a large financial institution, such as RBSG, to date, which could provide an indication of the relevant UK resolution authority's approach to the exercise of the resolution powers, and even if such examples existed, they may not be indicative of how such powers would be applied to RBSG. Therefore, holders of shares and other securities issued by RBS Group entities may not be able to anticipate a potential exercise of any such powers.

The UK bail-in tool is one of the powers available to the Bank of England under the SRR and was introduced under the Banking Reform Act 2013. The UK government amended the provisions of the Banking Act to ensure the consistency of these provisions with the bail-in provisions under the BRRD, which amendments came into effect on 1 January 2015. The UK bail-in tool includes both a power to write-down or convert capital instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including senior unsecured debt securities issued by the RBS Group) and available in resolution.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool, and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets certain conditions under the Banking Act, for example if the institution will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.  The Bank of England may exercise the power to write down or convert capital instruments without any further exercise of resolution tools, as may be the case where the write-down or conversion of capital instruments is sufficient to restore an institution to viability.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act ) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

In addition, the Bank of England may use the bail-in tool to, among other things, replace or substitute the issuer as obligor in respect of debt instruments, modify the terms of debt instruments (including altering the maturity (if any) and/or the amount of interest payable and/or imposing a temporary suspension on payments) and discontinue the listing and admission to trading of financial instruments. The exercise of the bail-in tool will be determined by the Bank of England which will have discretion to determine whether the institution has reached a point of non-viability or whether the conditions for resolution are met, by application of the relevant provisions of the Banking Act, and involves decisions being taken by the PRA and the Bank of England, in consultation with the FCA and HM Treasury. As a result, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The potential impact of these powers and their prospective use may include increased volatility in the market price of shares and other securities issued by RBS Group entities, as well as increased difficulties for RBSG or other RBS Group entities in issuing securities in the capital markets and increased costs of raising such funds.

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the RBS Group or any entity within the RBS Group (including the Bank), such exercise could result in a material adverse effect on the rights or interests of RBSG shareholders which would likely be extinguished or very heavily diluted. Holders of debt securities (which may include holders of RBSG senior unsecured debt), may see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the 'no creditor worse off' safeguard, which requires losses (net of any compensation received) not to exceed those which would be realised in an insolvency counterfactual.

Although the above represents the risks associated with the UK bail-in power currently in force in the UK and applicable to the RBS Group, changes to the scope of, or conditions for the exercise of the UK bail-in power may be introduced as a result of further political or regulatory developments.  For example, the application of these powers to internally-issued MREL instruments, issued by one group entity and held solely by its parent entity, is currently being consulted on by the Bank of England. In addition, further political, legal or strategic developments may lead to structural changes to the RBS Group, including at the holding company level. Notwithstanding any such changes, the RBS Group expects that its securities would remain subject to the exercise of a form of bail-in power, either pursuant to the provisions of the Banking Act, the BRRD or otherwise.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
The Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value.

Additional information

Risk factors continued
The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives.

Any such adjustments or fair value changes may have a material adverse impact on the Group's financial condition and results of operations.

In the UK and in other jurisdictions, the RBS Group and the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme ('FSCS') was established under the Financial Services and Markets Act 2000 and is the UK's statutory fund of last resort for customers of authorised financial services firms. The FSCS pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising levies on the industry, including the RBS Group and the Group. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits.

In the event that the FSCS needs to raise additional and unexpected funding, is required to raise funds more frequently or significantly increases the levies to be paid by authorised firms, the associated costs to the RBS Group or the Group may have an adverse impact on the RBS Group's and/or the Group's results of operations and financial condition.

To the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the RBS Group and the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on the Group's financial condition and results of operations.

The Group intends to execute the run-down and/or the sale of certain portfolios and assets. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group's operations, operating results, financial position and reputation.

The Group's ability to execute the run-down and/or sale of certain portfolios and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions.

As a result, there is no assurance that the Group will be able to sell or run down these portfolios or assets either on favourable economic terms to the Group or at all or that it may do so within the intended timetable. Material tax or other contingent liabilities could arise on the disposal or run-down of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner or at all. The Group may be exposed to deteriorations in the portfolios or assets being sold between the announcement of the disposal and its completion, which period may span many months.

In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs, and counterparty risk in respect of buyers of assets being sold.

The occurrence of any of the risks described above could have a material adverse effect on the Group's business, results of operations, financial condition and capital position and consequently may have the potential to impact the competitive position of part or all of the Group's business.

The Group's results could be adversely affected in the event of goodwill impairment.
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS Standards, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2017, the Group carried goodwill of £5.2 billion on its balance sheet. The value in use and fair value of the Group's cash-generating units are affected by market conditions and the performance of the economies in which the Group operates.

Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, but it has no effect on the Group's regulatory capital position. Further impairments of the Group's goodwill could have an adverse effect on the Group's results and financial condition.

Additional information

Risk factors continued
Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.
In accordance with IFRS Standards, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. Changes to the treatment of deferred tax assets may impact the Group's capital, for example by reducing further the Group's ability to recognise deferred tax assets. The implementation of the rules relating to the UK ring-fencing regime and the resulting restructuring of the Group may further restrict the Group's ability to recognise tax deferred tax assets in respect of brought forward losses.

 Forward looking statements

Cautionary statement regarding forward-looking statements
Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBSG's transformation programme, including the restructuring of the NatWest Markets franchise; the satisfaction of RBSG's residual EU State Aid obligations; the continuation of RBSG's and the Group's balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; and RBSG's and the Group's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group and the Group's strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements.

Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the RBSG's or the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors set out in the Group's 2017 Annual Report and other risk factors and uncertainties discussed in this document.

These include the significant risks for RBSG and the Group presented by: the Bank's ability to access sources of liquidity and funding;  the outcomes of the legal, regulatory and governmental actions and investigations that RBSG and the Group are or may be subject to and any resulting material adverse effect on RBSG and the Group of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from Brexit and from the outcome of general elections in the UK and changes in government policies; RBSG's ability to satisfy its residual EU State Aid obligations and the timing thereof; RBSG's ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring fencing regime and related costs; RBSG's ability to successfully implement the various initiatives that are comprised in its restructuring and transformation programme, particularly the proposed further restructuring of the NatWest Markets franchise, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBSG and the Group will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the reorganisation of the Bank by way of a capital reduction; the dependence of the Group's operations on its and RBS Group's IT systems; the exposure of RBSG and the Group to cyber-attacks and their ability to defend against such attacks; the Group's reliance on the RBS Group for capital, liquidity and funding support; RBSG's and the Group's ability to achieve their capital, funding, liquidity and leverage requirements or targets which will depend in part on RBSG and the Group's success in reducing the size of their business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBSG's and the Group's ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG's and the Group's strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to the Group's business and will increase as a result of RBSG's and the Group's significant restructuring and transformation initiatives being concurrently implemented; the potential negative impact on RBSG's and the Group's business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny (including by competition authorities) and the increasingly regulated environment in which RBSG and the Group operate as well as divergences in regulatory requirements in the jurisdictions in which RBSG and the Group operate; the risks relating to RBSG's or the Group's IT systems or a failure to protect themselves and their customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBSG's and the Group's capital positions; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if their risk management framework is ineffective; the Group's ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in RBSG; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBSG's and the Group's financial statements or adversely impact their capital positions; the impact of the recovery and resolution framework and other prudential rules to which RBSG and the Group are subject; the application of stabilisation or resolution powers in significant stress situations;  contribution to relevant compensation schemes; the execution of the run-down and/or sale of certain portfolios and assets; the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBSG and the Group do not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Legal Entity Identifier: RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2018

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary